Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2015

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting  (“IAS 34”).  In addition, the following should be read in conjunction with the 2014 audited consolidated financial statements, the related MD&A and the 2014 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 39 of this MD&A as well as throughout this document.  All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of November 3, 2015.

Highlights

Operations

•
Record attributable silver equivalent production for the three and nine months ended September 30, 2015 of 11.0 million ounces (6.9 million ounces of silver and 54,500 ounces of gold) and 32.1 million ounces (20.4 million ounces of silver and 158,300 ounces of gold), respectively, representing an increase of 24% and 22% over the comparable periods in 2014.

•
Record silver equivalent sales volume for the three and nine months ended September 30, 2015 of 10.2 million ounces (6.6 million ounces of silver and 48,100 ounces of gold) and 28.0 million ounces (17.8 million ounces of silver and 137,500 ounces of gold), respectively, representing an increase of 17% and 15% over the comparable periods in 2014.

•
As at September 30, 2015, approximately 6.3 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents a decrease of 0.1 million payable silver equivalent ounces during the three month period ended September 30, 2015.  Payable ounces produced but not yet delivered to Silver Wheaton are expected to average approximately 2 to 3 months of annualized production but may vary from quarter to quarter due to a number of factors including mine ramp-up, delays in shipments, etc.1

•
Average realized sale price per silver equivalent ounce sold for the three and nine months ended September 30, 2015 of $15.03 ($15.05 per ounce of silver and $1,130 per ounce of gold) and $16.03 ($16.08 per ounce of silver and $1,176 per ounce of gold), compared with $18.98 and $19.70 for the comparable periods in 2014, representing a decrease of 21% and 19%, respectively.

•
Revenue for the three and nine months ended September 30, 2015 of $153.3 million and $448.2 million, respectively, compared with $165.9 million and $479.8 million for the comparable periods in 2014, representing a decrease of 8% and 7%, respectively.

•
Net loss for the three months ended September 30, 2015 and net income for the nine months ended September 30, 2015 of $95.9 million ($0.24 per share) and $7.2 million ($0.02 per share), respectively, compared with net earnings of $4.5 million ($0.01 per share) and $147.8 million ($0.41 per share) for the comparable periods in 2014.

•	During the three months ended September 30, 2015, the Company recognized an impairment charge of $154.0 million related to its 777 silver and gold interest.

1
Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary.  Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [1]

•
After removing the after tax impact of the impairment charge, adjusted net earnings1 for the three and nine months ended September 30, 2015 of $49.8 million ($0.12 per share) and $152.9 million ($0.39 per share), respectively, compared with adjusted net earnings1 of $72.6 million ($0.20 per share) and $215.9 million ($0.60 per share) for the comparable periods in 2014, representing a decrease of 31% and 29%, respectively.

•
Operating cash flows for the three and nine months ended September 30, 2015 of $99.5 million ($0.25 per share²) and $298.0 million ($0.76 per share²), respectively, compared with $120.4 million ($0.34 per share²) and $337.8 million ($0.94 per share²) for the comparable periods in 2014, representing a decrease of 17% and 12%, respectively.

•
On November 3, 2015, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on November 18, 2015 and is expected to be distributed on or about December 01, 2015.  The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

•
Average cash costs3 for the three and nine months ended September 30, 2015 of $4.58 and $4.61 per silver equivalent ounce, respectively, compared with $4.59 and $4.62 per silver equivalent ounce, respectively, for the comparable periods in 2014.

•
Cash operating margin4 for the three and nine months ended September 30, 2015 of $10.45 and $11.42 per silver equivalent ounce, respectively, compared with $14.39 and $15.08 per silver equivalent ounce, respectively, for the comparable periods in 2014.

Corporate Development

•
On November 3, 2015, the Company announced that it had agreed to acquire from a subsidiary of Glencore Plc ("Glencore") an amount of silver equal to 33.75% of the Antamina silver production until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate for a total upfront cash payment of $900 million.  In addition, Silver Wheaton will make ongoing payments of 20% of spot price per silver ounce delivered under the agreement.  Closing of the transaction is expected to occur prior to the end of November 2015 and is subject to the completion of certain corporate matters and customary conditions.

Other

•
On July 6, 2015, the Company announced that it had received a proposal letter (the “Proposal”) from the CRA in which the CRA was proposing to reassess Silver Wheaton under the transfer pricing provisions contained in the Income Tax Act (Canada) (the “Act”). Subsequent to the issuance of the Proposal, on September 24, 2015, the Company announced that it had received Notices of Reassessment (the “Reassessments”) from the CRA for the 2005 to 2010 taxation years (the “Relevant Taxations Years”).  The Reassessments are consistent with the Proposal and seek to increase the Company’s income subject to tax in Canada for the Relevant Taxation Years by approximately Cdn$715.3 million which would result in federal and provincial tax of approximately Cdn$201.3 million.  In addition, the CRA is seeking to impose transfer pricing penalties of approximately Cdn$71.5 million and interest and other penalties of Cdn$80.6 million for the Relevant Taxation Years. Total tax, interest and penalties sought by the CRA for the Relevant Taxation Years is Cdn$353.4 million.  The CRA's position in the Reassessments is that the transfer pricing provisions of the Act relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company’s foreign subsidiaries for the Relevant Taxations Years.  Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.  Subsequent to September 30, 2015, Silver Wheaton filed a notice of objection for each of the Relevant Taxation Years. The Company will be required to make a deposit of Cdn$176.7 million representing 50% of the reassessed amounts of tax, interest and penalties. Silver Wheaton will seek to post security in the form of a letter of credit for this amount as opposed to a cash deposit. Cash that has been deposited in respect of a reassessment will be refunded, plus interest, if the Company is ultimately successful in challenging that reassessment.

1	Refer to discussion on non-IFRS measure (i) of page 23 of this MD&A
2	Refer to discussion on non-IFRS measure (ii) of page 23 of this MD&A
3	Refer to discussion on non-IFRS measure (iii) of page 24 of this MD&A
4	Refer to discussion on non-IFRS measure (iv) of page 25 of this MD&A

SILVER WHEATON 2015 THIRD QUARTER REPORT [2]

•
On September 18, 2015 the Company announced that it had received TSX approval to purchase up to 20,229,671 common shares (representing 5% of the Company's 404,593,425 total issued and outstanding common shares as of September 11, 2015) over a period of twelve months commencing on September 23, 2015. The normal course issuer bid (“NCIB”) will expire no later than September 22, 2016. To date, the Company has repurchased 764,789 common shares under the NCIB at an average price of $11.92 per share, including 119,400 purchased during the three months ended September 30, 2015.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue from the sale of silver and gold.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.

Currently, the Company has entered into 19 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“precious metal purchase agreements”), relating to 29 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended September 30, 2015, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.26 and $389, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Silver Wheaton upon the sale of silver and gold received.

Outlook1

Silver Wheaton is the largest pure precious metals streaming company in the world.  Based upon its current agreements and the anticipated closing of the Antamina transaction, forecast 2015 estimated annual attributable production is approximately 44.5 million silver equivalent ounces, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 55 million silver equivalent ounces, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company’s portfolio of low-cost and long-life assets, including gold and precious metal streams on Vale’s Salobo mine and Hudbay’s Constancia mine.

The $81 million of cash and cash equivalents as at September 30, 2015 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows, positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

1
Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary.  Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [3]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration 1	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
				Silver	Gold
San Dimas	Primero	Mexico	$ 189,799	100% 2	0%	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$ 285,000	100% 3	0%	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	0%	Life of Mine	24-Jul-07
777	Hudbay	Canada	$ 455,100	100%	100%/50% 4	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$ 2,230,000 5	0%	50%	Life of Mine	28-Feb-13
Sudbury			$ 623,572 6
Coleman	Vale	Canada		0%	70%	20 years	28-Feb-13
Copper Cliff	Vale	Canada		0%	70%	20 years	28-Feb-13
Garson	Vale	Canada		0%	70%	20 years	28-Feb-13
Stobie	Vale	Canada		0%	70%	20 years	28-Feb-13
Creighton	Vale	Canada		0%	70%	20 years	28-Feb-13
Totten	Vale	Canada		0%	70%	20 years	28-Feb-13
Victor	Vale	Canada		0%	70%	20 years	28-Feb-13
Barrick			$ 625,000
Pascua-Lama	Barrick	Chile/Argentina		25%	0%	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	0%	8.5 years	8-Sep-09
Pierina	Barrick	Peru		100%	0%	8.5 years 7	8-Sep-09
Veladero	Barrick	Argentina		100% 8	0%	8.5 years	8-Sep-09
Antamina	Glencore	Peru	$ 900,000	33.75% 9	0%	Life of Mine	3-Nov-15
Other			$ 1,027,583
Los Filos	Goldcorp	Mexico	$ 4,463	100%	0%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	0%	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold 10	Greece	$ 57,500	100%	0%	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 54,805	100%	100% 11	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	0%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	0%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% 12	0%	50 years	5-Jun-07
Keno Hill	Alexco	Canada	$ 50,000	25%	0%	Life of Mine	2-Oct-08
Rosemont	Hudbay	United States	$ 230,000 13	100%	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$ 43,289 14	12.5%	0%	Life of Mine	n/a 15
Constancia	Hudbay	Peru	$ 429,900	100%	50% 16	Life of Mine	8-Aug-12
Early Deposit
Toroparu	Sandspring	Guyana	$ 153,500 17	50%	10% 17	Life of Mine	11-Nov-13

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

4)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia mine satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

5)
Does not include the contingent payment related to the Salobo mine expansion.  Vale has completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

6)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million common shares of Silver Wheaton at a strike price of $65, with a term of 10 years.
7)	As per Barrick’s disclosure, closure activities were initiated at Pierina in August 2013.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company’s attributable silver production to be purchased will be reduced to 22.5%.
10)	95% owned by Eldorado Gold Corporation.
11)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
12)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
13)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

14)
Comprised of $10.9 million allocated to the silver interest upon the Company’s acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

15)	Definitive terms of the agreement to be finalized.
16)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
17)
Comprised of $15.0 million paid to date, $0.5 million to be paid in a single installment during the remainder of 2015, subject to the satisfaction of certain conditions, and $138.0 million to be payable on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

1
Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [4]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp.  Beginning on August 6, 2014, which was the fourth anniversary of the closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As per Primero’s Q3 2015 MD&A, during the third quarter, Primero achieved key milestones at both the San Dimas mine and the mill, tracking towards the completion of its expansion from 2,500 tonnes per day (“tpd”) to 3,000 tpd by the accelerated April 2016 completion date. Primero successfully connected the tunnel between the Sinaloa-Graben and Central mining blocks, providing a critical de-bottlenecking in the flow of machinery through the San Dimas mine. At the San Dimas mill, Primero has completed the construction of foundations for the new secondary crusher and demolition of the old foundry is well advanced. The installation of the additional tailings pump is now complete and control has been handed over to the operations team.  The new tailings filter and thickener are also in the process of fabrication and remain on-schedule for delivery to site in Q1 2016.

As at September 30, 2015, approximately 0.2 million ounces of cumulative payable silver ounces have been produced at San Dimas but not yet delivered to the Company, representing a decrease of 0.6 million payable silver ounces during the three month period ended September 30, 2015.1  As reported by Primero on July 6, 2015, silver deliveries in the second quarter had been delayed due to the suspension of Primero's import and export licenses in May 2015 by the Mexican customs authorities due to a discrepancy over Primero's address related to its corporate office relocation from Mexico City to Durango, Mexico.  As per Primero’s August 6, 2015 news release, the import and export license was reinstated and normal course imports and exports resumed, including the sales of all inventoried silver.

As at September 30, 2015, the Company has received approximately 68.2 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $950 million.  As at December 31, 2014, the San Dimas mine had proven and probable silver reserves of 50.5 million ounces, measured and indicated silver resources of 6.4 million ounces and inferred silver resources of 61.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2015, representing the nine year anniversary, was 19.7 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid-2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of La Oroya smelter in Peru, resulting in an inconsistent delivery schedule.  As at September 30, 2015, approximately 0.9 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing an increase of 0.1 million payable silver ounces during the three month period ended September 30, 2015.1

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 THIRD QUARTER REPORT [5]

As at September 30, 2015, the Company has received approximately 24.2 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $362 million.  As at December 31, 2014, the Company’s share of the Yauliyacu proven and probable silver reserves was 15.0 million ounces, measured and indicated silver resources was 45.5 million ounces and inferred silver resources was 28.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations (the “Peñasquito mine”) in Mexico for the life of mine.

As disclosed in Goldcorp’s third quarter of 2015 MD&A, construction of the Northern Well Field project remained suspended throughout the third quarter of 2015 due to an illegal blockade by a local community.  Peñasquito continues to seek a fair resolution of this matter with the community, while taking steps to enforce its contractual rights. Peñasquito is also advancing alternatives for completion of the project without crossing through the affected community lands. Goldcorp believes that there will be timely resolution of this matter to meet the future water needs of Peñasquito. The Metallurgical Enhancement Project feasibility study remains on schedule to be completed in early 2016.

As at September 30, 2015, approximately 0.7 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing a decrease of 0.2 million payable silver ounces during the three month period ended September 30, 2015.1

As at September 30, 2015, the Company has received approximately 31.5 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $623 million.  As at December 31, 2014, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 152.8 million ounces, measured and indicated silver resources was 108.5 million ounces and inferred silver resources was 5.4 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero2 mine which is located in Argentina (collectively referred to as the “Barrick mines”) until the end of 2013.

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction activities at its Pascua-Lama project, other than those required for environmental and regulatory compliance. During 2014, the project was placed on care and maintenance.

As a result of Barrick’s decision to temporarily suspend construction activities at the Pascua-Lama project, and the various amendments to the precious metal purchase agreement between Silver Wheaton and Barrick, Silver Wheaton is now entitled to 100% of the silver production from Barrick’s Lagunas Norte mine, Pierina mine (now in closure) and Veladero mine until the earlier of April 1, 2018 and the date Barrick satisfies the completion test. In addition, Silver Wheaton has agreed to extend the completion test deadline an additional 4 ½ years to June 30, 2020. If the requirements of the completion test have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of $625 million less a credit for silver delivered up to that date. Barrick has also granted Silver Wheaton a five year right of first refusal on any further metal stream sales in connection with the Pascua-Lama project, where more than 50% of the value is derived from silver. In 2013, Barrick initiated the closure of its Pierina mine.

As at September 30, 2015, all cumulative payable silver ounces produced at Barrick to which Silver Wheaton is entitled have been delivered to the Company.1

As at September 30, 2015, the Company has received approximately 14.5 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of approximately $306 million.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.

SILVER WHEATON 2015 THIRD QUARTER REPORT [6]

As at December 31, 2013, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 168.7 million ounces, measured and indicated silver resources was 28.7 million ounces and inferred silver resources was 3.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).  In addition, as at December 31, 2014, the Company’s estimated share of the proven and probable silver reserves contained in the Lagunas Norte and Veladero mines is 55.4 million ounces.

Update on Matters Relating to Project Development

i.	Pascua-Lama SMA Regulatory Sanctions

As per Barrick’s second quarter 2015 financial statements, on April 22, 2015, Chile’s environmental regulator, known as the SMA, reopened the administrative proceeding against Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, in accordance with the Environmental Court Decision.  Barrick states that CMN has filed a petition to limit the scope of this administrative proceeding to the original allegations before the environmental regulator at the time it issued the May 2013 Resolution. A decision from the SMA is pending in this matter.

Additionally, Barrick states that on April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the Pascua Lama project’s environmental approval, including with respect to the Pascua Lama project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. Barrick states that the SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On August 28, 2015, CMN appealed the SMA’s decision to the Environmental Court, which is expected to schedule a hearing in this matter.  A decision from the SMA is pending on CMN’s defense to the remainder of the alleged deviations. Barrick states that the new administrative proceeding against CMN is separate from the original administrative proceeding described above, and could result in additional sanctions including new administrative fines and/or the revocation of the Pascua Lama project’s environmental permit.

ii.	Pascua-Lama Chilean Environmental Court Ruling

As per Barrick’s third quarter 2015 financial statements, on March 23, 2015, the Environmental Court ruled in favor of CMN in this matter, finding that the Pascua-Lama project has not damaged glaciers in the Pascua-Lama project area. Barrick states that as the plaintiffs did not appeal, this matter is now closed.

777

On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia mine, after which it will be reduced to 50% for the remainder of the mine life.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.  The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As at September 30, 2015, all cumulative payable silver equivalent ounces produced at 777 to which Silver Wheaton is entitled have been delivered to the Company, representing a decrease of 0.3 million payable silver equivalent ounces during the three month period ended September 30, 2015.1

As at September 30, 2015, the Company has received approximately 1.6 million ounces of silver and 164,000 ounces of gold related to the 777 mine under the agreement, generating cumulative operating cash flows of approximately $186 million.  As at December 31, 2014, the Company's share of 777's proven and probable reserves was 6.3 million ounces of silver and 310,000 ounces of gold, measured and indicated resources was 0.6 million ounces of silver and 20,000 ounces of gold and inferred resources was 0.8 million ounces of silver and 20,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Impairment Charge

During the third quarter of 2015, the Company’s management was informed that as a result of an unsuccessful drilling program at 777, the management of Hudbay believes that the mine life for 777 is unlikely to be extended beyond 2020.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 THIRD QUARTER REPORT [7]

As a result, during the third quarter of 2015, the estimate of future production from 777 was reduced, with this reduction representing an indicator of impairment related to the 777 silver and gold interest.  At September 30, 2015, management estimated that the recoverable amount under the 777 silver and gold interest was $147.5 million, representing its fair value less cost to sell and resulting in an impairment charge of $154.0 million.  The recoverable amount of the 777 silver and gold interest was estimated based on a discounted cash flow model which calculated the net present value of expected future cash flows.  The nominal discount rate used in this model ranged from 7% to 12%, and the nominal silver and gold price used was $1,115 and $14.52, respectively for the current year, with a 2% annual inflationary factor thereafter.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.

On March 2, 2015, the Company agreed to amend the agreement with Vale to acquire from Vale an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to the agreement in 2013.

Under the amended agreement, on March 24, 2015 the Company paid Vale cash consideration of $900 million for the increased gold stream. In addition, the Company is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing as of January 1, 2017) for the full 50% of gold production or the prevailing market price per ounce of gold delivered.

As reported by Vale, the Salobo mine is in the process of ramping up mill throughput from 12 million tonnes per annum (“Mtpa”) to 24 Mtpa, with the potential to further increase throughput beyond 24 Mtpa. Under the terms of the amended agreement, if the expansion to 24 Mtpa is not completed by December 31, 2016, the Company continues to be entitled to a gross up (a temporary increased percentage of gold production) based on the pro rata achievement of the target production. Extensive mineral reserves and exploration potential suggest that an even greater throughput expansion potential exists. If throughput capacity is expanded within a predetermined period, the Company will be required to make an additional payment to Vale, relative to the 50% stream, based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018. There will be no additional deposit due if the expansion does not occur until after January 1, 2036. Any further future increase in mill throughput at the Salobo mine is expected to allow the Company to enhance its production growth profile and benefit from any future exploration successes at the Salobo mine.

As at September 30, 2015, approximately 1.8 million ounces of cumulative payable silver equivalent ounces (approximately 24,300 ounces of gold) have been produced at Salobo but not yet delivered to the Company, representing an increase of 0.7 million payable silver equivalent ounces during the three month period ended September 30, 2015.1

As of September 30, 2015, the Company has received approximately 124,800 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $103 million.  As at December 31, 2014, the Company's 50% share of the Salobo proven and probable gold reserves was 6.7 million ounces, measured and indicated gold resources was 1.5 million ounces and inferred gold resources was 0.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years.

As at September 30, 2015, approximately 0.6 million ounces of cumulative payable silver equivalent ounces (approximately 8,200 ounces of gold) have been produced at Sudbury but not yet delivered to the Company, representing a decrease of 0.1 million payable silver equivalent ounces during the three month period ended September 30, 2015.1

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 THIRD QUARTER REPORT [8]

As of September 30, 2015, the Company has received approximately 75,000 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $64 million.  As at December 31, 2014, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 680,000 ounces, measured and indicated gold resources was 320,000 ounces and inferred gold resources was 120,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Antamina

On November 3, 2015, the Company announced that it had agreed to enter into an agreement to acquire from Glencore an amount of silver equal to Glencore’s 33.75% of the Antamina silver production until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate for a total upfront cash payment of $900 million.  In addition, Silver Wheaton will make ongoing payments of 20% of spot price per silver ounce delivered under the contract.  Closing of the transaction is expected to occur prior to the end of November 2015 and is subject to the completion of certain corporate matters and customary conditions.

As at December 31, 2014, the Company’s share of the Antamina proven and probable silver reserves was 74.9 million ounces, measured and indicated silver resources was 56.2 million ounces and inferred silver resources was 125.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp delivered to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine;

iii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece (see additional discussion below);

iv.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the Bellekeno mine (see additional discussion below);

v.
On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter;

vi.
As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007;

vii.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

viii.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007.  As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to limit its rights to only silver contained in concentrates containing less than 15% copper;

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are to be finalized.  The Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction;

SILVER WHEATON 2015 THIRD QUARTER REPORT [9]

x.
On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation, which was acquired by Hudbay on July 16, 2014, to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project (“Rosemont”) in the United States. The Company is committed to pay Hudbay total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine; and

xi.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia mine (“Constancia”) in Peru.  On November 4, 2013, the Company amended its agreement with Hudbay to include the acquisition of an amount equal to 50%1 of the life of mine gold production from Constancia.  If the Constancia processing plant fails to achieve at least 90% of expected throughput and silver recovery by December 31, 2016, Silver Wheaton would be entitled to continued delivery of 100% of the gold production from Hudbay’s 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia.  In addition, Silver Wheaton would be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia.

Keno Hill

In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015.

Stratoni

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

General

As at September 30, 2015, approximately 2.0 million ounces of cumulative payable silver equivalent ounces (including approximately 7,000 ounces of gold) have been produced at the Other mines but not yet delivered to the Company, representing an increase of 0.1 million payable silver equivalent ounces during the three month period ended September 30, 2015.2
As at September 30, 2015, the Company has received approximately 44.2 million ounces of silver and 137,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $889 million.

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
2	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 THIRD QUARTER REPORT [10]

As at December 31, 20141, unless otherwise noted, these Other silver and gold interests had proven and probable reserves of 299.6 million ounces of silver and 740,000 ounces of gold, measured and indicated resources of 368.2 million ounces of silver and 670,000 ounces of gold and inferred resources of 164.5 million ounces of silver and 260,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Early Deposit Silver and Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of gold equal to 10% of the gold production from its Toroparu project (“Toroparu”) located in the Republic of Guyana, South America. Under the Early Deposit Agreement, Silver Wheaton was to pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.

On April 22, 2015, the Company amended its Early Deposit Agreement to include the acquisition of an amount equal to 50% of the silver production from Toroparu.  Silver Wheaton will make a total upfront cash payment of $5 million in connection with this amendment, of which $1.5 million has been paid to date, $0.5 million will be paid in one final installment during the remainder of 2015, subject to the satisfaction of certain conditions, and $3 million will be payable on an installment basis to partially fund construction of the mine. In addition, Silver Wheaton will make ongoing payments of the lesser of $3.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year of production) or the prevailing market price per ounce of silver delivered.  As a result of the addition of the silver stream to the Early Deposit Agreement, Silver Wheaton will now pay Sandspring total consideration of $153.5 million.

Under the amended Early Deposit Agreement, the due date for the feasibility study, environmental study and impact assessment and other related documents (collectively the “Feasibility Documentation”) was extended to December 31, 2016. There will be a 60 day period following the delivery of a Feasibility Documentation, or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the Early Deposit Agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

As at March 31, 2013, the Company's 10% share of the Toroparu proven and probable gold reserves was 410,000 ounces, measured and indicated gold resources was 240,000 ounces and inferred gold resources was 310,000 ounces.  In addition, as at September 1, 2014, the Company's 50% share of the Toroparu measured and indicated silver resources was 3.1 million ounces and inferred silver resources was 0.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million.  Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

1	Mineral reserves and mineral resources are reported as of December 31, 2014, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 36 of this MD&A.

SILVER WHEATON 2015 THIRD QUARTER REPORT [11]

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes. The Company held the following investments as at September 30, 2015:

	Sep 30, 2015	Three Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2015
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI		Realized Loss on Disposal
Bear Creek	$ 7,130	$ (2,759)	$ (9,106)	$ -
Revett	-	-	(1,401)	(11,870)
Other	10,425	(4,404)	(4,799)	(2,781)
Total common shares held	$ 17,555	$ (7,163)	$ (15,306)	$ (14,651)

	Sep 30, 2014	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2014
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$ 21,894	$ (15,379)	$ 3,686
Revett	5,895	449	2,069
Other	16,232	(9,087)	(2,535)
Total common shares held	$ 44,021	$ (24,017)	$ 3,220

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).  The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In June 2015, the Company disposed of its investment of 5.3 million common shares of Revett Minerals Inc. (“Revett”) after the successful acquisition of Revett by Hecla Mining Company (“Hecla”), resulting in a realized loss of $11.9 million.  The Company received 0.9 million common shares of Hecla as consideration for its disposal of Revett, and these shares have been reflected as a component of Other long-term investments in this MD&A.

SILVER WHEATON 2015 THIRD QUARTER REPORT [12]

Summary of Ounces Produced and Sold

	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver ounces produced ²
San Dimas ³	1,418	1,786	1,928	1,744	1,290	1,118	1,608	1,979
Yauliyacu	696	696	576	687	875	658	718	687
Peñasquito	2,092	1,932	1,447	1,582	1,630	2,054	2,052	2,047
Barrick 4	506	610	640	690	397	299	301	423
Other 5	2,178	2,177	1,751	1,701	1,903	2,182	2,185	2,119
Total silver ounces produced	6,890	7,201	6,342	6,404	6,095	6,311	6,864	7,255
Gold ounces produced 2
777	6,330	6,668	12,081	9,669	12,105	11,611	12,785	14,134
Sudbury 6	5,967	8,195	8,666	9,924	12,196	7,473	6,426	7,060
Salobo	32,954	27,805	27,185	12,253	10,415	8,486	8,903	10,067
Other 7	9,262	7,414	5,728	4,256	6,959	5,185	5,749	9,530
Total gold ounces produced	54,513	50,082	53,660	36,102	41,675	32,755	33,863	40,791
Silver equivalent ounces of gold produced 8	4,103	3,672	3,926	2,675	2,786	2,144	2,121	2,476
Silver equivalent ounces produced 8	10,993	10,873	10,268	9,079	8,881	8,455	8,985	9,731
Silver equivalent ounces produced - as originally reported 2, 8	n.a.	10,904	10,371	8,964	8,447	8,365	8,977	9,723
Increase (Decrease) 2	n.a.	(31)	(103)	115	434	90	8	8
Silver ounces sold
San Dimas 3	2,014	1,265	1,901	1,555	1,295	1,194	1,529	2,071
Yauliyacu	428	809	320	761	1,373	111	1,097	674
Peñasquito	2,053	1,420	1,573	1,640	1,662	1,958	1,840	1,412
Barrick 4	514	633	648	671	377	291	361	397
Other 5	1,566	1,448	1,223	1,106	1,592	1,673	1,398	1,510
Total silver ounces sold	6,575	5,575	5,665	5,733	6,299	5,227	6,225	6,064
Gold ounces sold
777	10,550	9,490	6,629	8,718	15,287	13,599	6,294	15,889
Sudbury 6	6,674	12,518	8,033	11,251	5,566	6,718	6,878	6,551
Salobo	21,957	32,156	9,794	14,270	7,180	11,902	10,560	6,944
Other 7	8,896	6,810	3,943	3,665	8,685	2,559	6,390	1,840
Total gold ounces sold	48,077	60,974	28,399	37,904	36,718	34,778	30,122	31,224
Silver equivalent ounces of gold sold 8	3,619	4,468	2,058	2,808	2,441	2,267	1,891	1,909
Silver equivalent ounces sold 8	10,194	10,043	7,723	8,541	8,740	7,494	8,116	7,973
Gold / silver ratio 8	75.3	73.3	72.5	74.1	66.5	65.2	62.8	61.1
Cumulative payable silver equivalent ounces produced but not yet delivered 9	6,291	6,398	6,445	4,952	5,147	5,996	6,042	5,997

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)
Comprised of the Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel and Constancia silver interests in addition to the previously owned Campo Morado and Mineral Park silver interests.

6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
7)	Comprised of the Minto and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

SILVER WHEATON 2015 THIRD QUARTER REPORT [13]

Quarterly Financial Review

	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total silver ounces sold (000's)	6,575	5,575	5,665	5,733	6,299	5,227	6,225	6,064
Average realized silver price¹	$15.05	$16.42	$16.95	$16.46	$18.98	$19.81	$20.36	$21.03
Silver sales (000's)	$98,926	$91,552	$96,012	$94,395	$119,535	$103,540	$126,744	$127,549
Total gold ounces sold	48,077	60,974	28,399	37,904	36,718	34,778	30,122	31,224
Average realized gold price¹	$1,130	$1,195	$1,214	$1,213	$1,261	$1,295	$1,283	$1,277
Gold sales (000's)	$54,325	$72,883	$34,492	$45,980	$46,317	$45,030	$38,635	$39,867
Total silver equivalent ounces sold (000's) 2	10,194	10,043	7,723	8,541	8,740	7,494	8,116	7,973
Average realized silver equivalent price 1, 2	$15.03	$16.38	$16.90	$16.43	$18.98	$19.83	$20.38	$21.00
Total sales (000's)	$153,251	$164,435	$130,504	$140,375	$165,852	$148,570	$165,379	$167,416
Average cash cost, silver 1, 3	$4.26	$4.26	$4.14	$4.13	$4.16	$4.15	$4.12	$4.14
Average cash cost, gold 1, 3	$389	$395	$388	$391	$378	$393	$381	$394
Average cash cost, silver equivalent 1, 2, 3	$4.58	$4.76	$4.46	$4.51	$4.59	$4.72	$4.57	$4.70
Net earnings (000's)	$(95,925)	$53,726	$49,419	$52,030	$4,496	$63,492	$79,809	$93,900
Add back - impairment loss (net of tax)	145,726	-	-	-	68,151	-	-	-
Adjusted net earnings 4 (000's)	$49,801	$53,726	$49,419	$52,030	$72,647	$63,492	$79,809	$93,900
Earnings per share
Basic	$(0.24)	$0.13	$0.13	$0.14	$0.01	$0.18	$0.22	$0.26
Diluted	$(0.24)	$0.13	$0.13	$0.14	$0.01	$0.18	$0.22	$0.26
Adjusted earnings per share 4
Basic	$0.12	$0.13	$0.13	$0.14	$0.20	$0.18	$0.22	$0.26
Diluted	$0.12	$0.13	$0.13	$0.14	$0.20	$0.18	$0.22	$0.26
Cash flow from operations (000's)	$99,547	$109,292	$89,131	$94,120	$120,379	$102,543	$114,832	$124,591
Cash flow from operations per share 5
Basic	$0.25	$0.27	$0.24	$0.26	$0.34	$0.29	$0.32	$0.35
Diluted	$0.25	$0.27	$0.24	$0.26	$0.34	$0.29	$0.32	$0.35
Dividends
Dividends declared (000's)	$20,214	$20,205	$20,1986	$21,861	$21,484	$25,035	$25,0207	$32,165
Dividends declared per share	$0.05	$0.05	$0.05	$0.06	$0.06	$0.07	$0.07	$0.09
Total assets (000's)	$5,009,177	$5,203,371	$5,268,074	$4,647,763	$4,618,131	$4,521,595	$4,476,865	$4,389,844
Total liabilities (000's)	$666,356	$735,672	$840,578	$1,019,027	$1,017,815	$1,021,391	$1,045,190	$1,023,298
Total shareholders' equity (000's)	$4,342,821	$4,467,699	$4,427,496	$3,628,736	$3,600,316	$3,500,204	$3,431,675	$3,366,546

1)	Expressed as United States dollars per ounce.
2)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

3)	Refer to discussion on non-IFRS measure (iii) on page 24 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 23 of this MD&A
5)	Refer to discussion on non-IFRS measure (ii) on page 23 of this MD&A.
6)	On March 18, 2015, the Company declared dividends of $0.05 per common share for total dividends of $20.2 million, which was paid on April 14, 2015.
7)	On March 20, 2014, the Company declared dividends of $0.07 per common share for total dividends of $25.0 million, which was paid on April 15, 2014.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON 2015 THIRD QUARTER REPORT [14]

Results of Operations and Operational Review

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended September 30, 2015
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,418	2,014	$30,429	$15.11	$4.22	$0.88	$20,167	$21,937	$148,399
Yauliyacu	696	428	6,304	14.73	4.20	6.43	1,753	4,507	177,461
Peñasquito	2,092	2,053	31,052	15.13	4.07	2.85	16,854	22,697	436,783
Barrick 4	506	514	7,674	14.93	3.90	3.24	4,007	5,939	607,076
Other 5	2,178	1,566	23,467	14.99	4.70	4.78	8,625	16,111	486,704
	6,890	6,575	$98,926	$15.05	$4.26	$2.97	$51,406	$71,191	$1,856,423
Gold
777	6,330	10,550	$11,947	$1,132	$402	$823	$(975)	$5,991	$121,673
Sudbury 6	5,967	6,674	7,480	1,121	400	841	(805)	4,811	560,953
Salobo	32,954	21,957	24,742	1,127	400	420	6,743	15,959	2,175,433
Other 7	9,262	8,896	10,156	1,142	339	249	4,926	7,145	156,754
	54,513	48,077	$54,325	$1,130	$389	$535	$9,889	$33,906	$3,014,813
Silver equivalent 8	10,993	10,194	$153,251	$15.03	$4.58	$4.44	$61,295	$105,097	$4,871,236
Corporate
General and administrative							$(7,170)
Impairment charges 9							(154,021)
Other							3,971
Total corporate							$(157,220)	$(5,550)	$137,941
	10,993	10,194	$153,251	$15.03	$4.58	$4.44	$(95,925)	$99,547	$5,009,177

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 24 of this MD&A.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Rosemont, Aljustrel and Loma de La Plata silver interests.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)
During the three months ended September 30, 2015, the Company recognized a total impairment charge of $154.0 million related to its 777 gold interest ($100.3 million) and its 777 silver interest ($53.7 million).  The 777 silver interest is reflected as a component of Other silver interests in this MD&A and financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [15]

Three Months Ended September 30, 2014
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,290	1,295	$23,142	$17.87	$4.20	$0.81	$16,647	$17,703	$154,218
Yauliyacu	875	1,373	27,766	20.22	4.16	5.92	13,920	22,054	191,985
Peñasquito	1,630	1,662	31,336	18.86	4.05	2.98	19,656	24,605	456,030
Barrick 5	397	377	7,210	19.10	3.90	3.26	4,507	4,120	605,044
Other 6	1,903	1,592	30,081	18.90	4.31	4.47	16,113	24,755	587,819
	6,095	6,299	$119,535	$18.98	$4.16	$3.57	$70,843	$93,237	$1,995,096
Gold
777	12,105	15,287	$19,356	$1,266	$400	$823	$665	$13,241	$251,086
Sudbury 7	12,196	5,566	6,985	1,255	400	841	75	4,759	593,329
Salobo	10,415	7,180	8,980	1,251	400	462	2,792	6,108	1,308,792
Other 8	6,959	8,685	10,996	1,266	309	124	7,234	8,767	161,436
	41,675	36,718	$46,317	$1,261	$378	$590	$10,766	$32,875	$2,314,643
Silver equivalent 9	8,881	8,740	$165,852	$18.98	$4.59	$5.05	$81,609	$126,112	$4,309,739
Corporate
General and administrative							$(8,383)
Impairment charges 10							(68,151)
Other							(579)
Total corporate							$(77,113)	$(5,733)	$308,392
	8,881	8,740	$165,852	$18.98	$4.59	$5.05	$4,496	$120,379	$4,618,131

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 24 of this MD&A.
4)
Results for San Dimas include 125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Aljustrel silver interests, the non-operating Rosemont, Keno Hill, Loma de La Plata and Constancia silver interests; and the previously owned Campo Morado and Mineral Park silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
8)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

10)
During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its previously owned Mineral Park and Campo Morado silver interests.  These silver interests are reflected as a component of Other silver interests in this MD&A and financial statements.

For the three months ended September 30, 2015, attributable silver equivalent production was 11.0 million ounces (6.9 million ounces of silver and 54,500 ounces of gold), relative to 8.9 million ounces (6.1 million ounces of silver and 41,700 ounces of gold) for the comparable period in 2014, with the 2.1 million ounce increase being primarily attributable to the following factors:

•
1.8 million silver equivalent ounce (246%) increase related to gold production at the Salobo mine (22,500 gold ounces), with the increase in gold production being primarily due to higher throughput as a result of the continuing ramp up of the first 12 Mtpa line, the commissioning of the second 12 Mtpa line which commenced late in the second quarter of 2014, and the acquisition of an additional 25% gold interest in the Salobo mine as explained in the Silver and Gold interest section of this MD&A;

•	462,000 ounce (28%) increase related to the Peñasquito mine, due primarily to the mining of higher grade material as substantial mining took place in the heart of the deposit;

•
275,000 ounce (14%) increase related to silver production at the Other mines, due primarily to the ramping up of production at the Constancia mine, partially offset by the disposal of the Campo Morado silver interest; and

SILVER WHEATON 2015 THIRD QUARTER REPORT [16]

•	224,000 silver equivalent ounce (48%) increase related to gold production at the Other mines (2,300 gold ounces), due primarily to ramping up of production at the Constancia mine; partially offset by

•
368,000 silver equivalent ounce (45%) decrease related to gold production at the Sudbury mines (6,200 gold ounces), which, as reported in  Vale’s third quarter of 2015 production report, was primarily due to planned maintenance shutdowns in the Sudbury surface plants in August 2015.  As per Vale, key work completed as part of the shutdown encompassed the rebuild of the SAG mill, the overhaul of the acid plant in preparation for the implementation of the AER project (atmospheric emissions reduction project), and the upgrade of the environmental equipment at the Copper Cliff Nickel Refinery.  It should also be noted that production in Q3 2014 was at an elevated level as inventory of feed stock built up in Q2 2014 due to planned maintenance of surface facilities was processed; and

•	306,000 silver equivalent ounce (39%) decrease related to gold production at the 777 mine (5,800 gold ounces), primarily due to lower throughput, grades and recovery.

For the three months ended September 30, 2015, the net loss and cash flow from operations were $95.9 million and $99.5 million, respectively, relative to net earnings and cash flow from operations of $4.5 million and $120.4 million for the comparable period in 2014, with the $100.4 million decrease in net earnings being primarily attributable to the following factors:

•	$8.8 million increase related to a 15% increase in payable silver ounces produced; and

•	$3.3 million increase related to a 29% increase in payable gold ounces produced; and

•	$4.1 million decrease related to the composition of mines from which silver is produced; and

•	$3.7 million increase related to the composition of mines from which gold is produced; and

•	$4.7 million decrease as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$7.9 million decrease relating to the Yauliyacu mine which continues to have an inconsistent delivery schedule as a result of the shut-down of the La Oroya smelter in Peru; and

ii.	$2.6 million decrease relating to the Salobo mine; partially offset by

iii.	$7.4 million increase relating to the San Dimas mine, as more fully described under San Dimas in the Silver and Gold Interests section of this MD&A; and

•	$27.3 million decrease due to a reduction in the operating margin per ounce, due primarily to a 21% decrease in the average realized selling price per silver equivalent ounce sold; and

•
$80.1 million decrease as a result of an increase in corporate costs, with the most significant item being the impairment charge of $154.0 million taken during the three months ended September 30, 2015 as compared to an impairment charge of $68.2 million taken during the comparable period of the previous year, as explained in the Corporate Costs section of this MD&A ($0.2 million increase from a cash flow perspective).

SILVER WHEATON 2015 THIRD QUARTER REPORT [17]

Nine Months Ended September 30, 2015
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	5,132	5,180	$83,244	$16.07	$4.21	$0.88	$56,904	$61,457	$148,399
Yauliyacu	1,968	1,557	24,890	15.99	4.19	6.43	8,346	18,363	177,461
Peñasquito	5,471	5,046	81,958	16.24	4.07	2.85	47,060	61,421	436,783
Barrick 4	1,756	1,795	28,872	16.09	3.90	3.24	16,066	22,293	607,076
Other 5	6,106	4,237	67,527	15.94	4.56	4.56	28,879	48,689	486,704
	20,433	17,815	$286,491	$16.08	$4.22	$3.03	$157,255	$212,223	$1,856,423
Gold
777	25,079	26,669	$31,127	$1,167	$401	$823	$(1,504)	$20,095	$121,673
Sudbury 6	22,828	27,225	32,236	1,184	400	841	(1,563)	20,908	560,953
Salobo	87,944	63,907	75,198	1,177	400	420	22,809	49,635	2,175,433
Other 7	22,404	19,649	23,139	1,178	338	249	11,607	16,411	156,754
	158,255	137,450	$161,700	$1,176	$391	$557	$31,349	$107,049	$3,014,813
Silver equivalent 8	32,134	27,960	$448,191	$16.03	$4.61	$4.67	$188,604	$319,272	$4,871,236
Corporate
General and administrative							$(23,226)
Impairment charges 9							(154,021)
Other							(4,137)
Total corporate							$(181,384)	$(21,302)	$137,941
	32,134	27,960	$448,191	$16.03	$4.61	$4.67	$7,220	$297,970	$5,009,177

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 24 of this MD&A.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Rosemont, Aljustrel and Loma de La Plata silver interests.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)
During the three months ended September 30, 2015, the Company recognized a total impairment charge of $154.0 million related to its 777 gold interest ($100.3 million) and its 777 silver interest ($53.7 million).  The 777 silver interest is reflected as a component of Other silver interests in this MD&A and financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [18]

Nine Months Ended September 30, 2014
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	4,016	4,018	$78,524	$19.55	$4.18	$0.81	$58,455	$61,729	$154,218
Yauliyacu	2,251	2,581	52,116	20.19	4.14	5.92	26,131	41,423	191,985
Peñasquito	5,736	5,460	107,264	19.65	4.05	2.98	68,895	85,154	456,030
Barrick 5	997	1,029	20,470	19.89	3.90	3.26	13,098	14,465	605,044
Other 6	6,270	4,663	91,445	19.61	4.27	4.32	51,394	73,231	587,819
	19,270	17,751	$349,819	$19.71	$4.14	$3.29	$217,973	$276,002	$1,995,096
Gold
777	36,501	35,180	$45,016	$1,280	$400	$823	$2,004	$30,945	$251,086
Sudbury 7	26,095	19,162	24,489	1,278	400	841	699	16,824	593,329
Salobo	27,804	29,642	37,838	1,277	400	462	12,291	25,982	1,308,792
Other 8	17,893	17,634	22,639	1,284	309	124	14,999	16,994	161,436
	108,293	101,618	$129,982	$1,279	$384	$600	$29,993	$90,745	$2,314,643
Silver equivalent 9	26,321	24,350	$479,801	$19.70	$4.62	$4.90	$247,966	$366,747	$4,309,739
Corporate
General and administrative							$(28,868)
Impairment charges 10							(68,151)
Other							(3,152)
Total corporate							$(100,171)	$(28,994)	$308,392
	26,321	24,350	$479,801	$19.70	$4.62	$4.90	$147,795	$337,753	$4,618,131

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 24 of this MD&A.
4)
Results for San Dimas include 875,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Aljustrel silver interests, the non-operating Rosemont, Keno Hill, Loma de La Plata and Constancia silver interests; and the previously owned Campo Morado and Mineral Park silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie and Creighton gold interests in addition to the non-operating Totten and Victor gold interests.
8)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

10)
During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its previously owned Mineral Park and Campo Morado silver interests.  These silver interests are reflected as a component of Other silver interests in this MD&A and financial statements.

For the nine months ended September 30, 2015, attributable silver equivalent production was 32.1 million ounces (20.4 million ounces of silver and 158,300 ounces of gold), relative to 26.3 million ounces (19.3 million ounces of silver and 108,300 ounces of gold) for the comparable period in 2014, with the 5.8 million ounce increase being primarily attributable to the following factors:

•
4,728,000 silver equivalent ounce (259%) increase related to gold production at the Salobo mine (60,100 gold ounces), with the increase in gold production being primarily due to higher throughput as a result of the continuing ramp up of the first 12 Mtpa line, the commissioning of the second 12 Mtpa line which commenced late in the second quarter of 2014, and the acquisition of an additional 25% gold interest in the Salobo mine as explained in the Silver and Gold interest section of this MD&A, partially offset by lower grades;

•
1,116,000 ounce (28%) increase related to the San Dimas mine, due to a combination of (i) the annual sharing threshold increasing from 3.5 million ounces to 6.0 million ounces per year, effective August 6, 2014; and (ii) a 17% increase in mill throughput as a result of the expansion to 2,500 tonnes per day which was completed early in 2014, partially offset by (iii) the cessation on August 6, 2014 of Goldcorp's obligation to deliver 1.5 million ounces of silver to the Company annually;

•	759,000 ounce (76%) increase related to the Barrick mines, due primarily to higher grades at Veladero; and

SILVER WHEATON 2015 THIRD QUARTER REPORT [19]

•
461,000 silver equivalent ounce (39%) increase related to gold production at the Other mines (4,500 gold ounces), primarily due to the ramping up of production at the Constancia mine, partially offset by lower production at the Minto mine; partially offset by

•	505,000 silver equivalent ounce (22%) decrease related to gold production at the 777 mine (11,400 gold ounces), primarily due to lower throughput and grades.

For the nine months ended September 30, 2015, the net earnings and cash flow from operations were $7.2 million and $298.0 million, respectively, relative to $147.8 million and $337.8 million for the comparable period in 2014, with the $140.6 million decrease in net earnings being primarily attributable to the following factors:

•	$16.8 million increase related to a 8% increase in payable silver ounces produced; and

•	$13.5 million increase related to a 45% increase in payable gold ounces produced; and

•	$6.5 million decrease related to the composition of mines from which silver is produced; and

•	$7.6 million increase related to the composition of mines from which gold is produced; and

•	$17.2 million decrease as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$9.3 million decrease relating to the Salobo mine; and

ii.	$7.9 million decrease relating to the Yauliyacu mine which continues to have an inconsistent delivery schedule as a result of the shut-down of the La Oroya smelter in Peru; and

•	$73.5 million decrease due to a reduction in the operating margin per ounce, due primarily to a 19% decrease in the average realized selling price per silver equivalent ounce sold; and

•
$81.2 million decrease as a result of an increase in corporate costs, with the most significant item being the impairment charge of $154.0 million taken during the three months ended September 30, 2015 as compared to an impairment charge of $68.2 million taken during the comparable period of the previous year, as explained in the Corporate Costs section of this MD&A ($7.7 million increase from a cash flow perspective).

Corporate Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
General and administrative	$ 7,170	$ 8,383	$ 23,226	$ 28,868
Other
Impairment charges	$ 154,021	$ 68,151	$ 154,021	$ 68,151
Other expense (income)	763	(601)	3,680	1,108
Interest expense	428	583	2,726	2,283
Income tax (recovery) expense	(5,162)	597	(2,269)	(239)
Total other corporate costs	$ 150,050	$ 68,730	$ 158,158	$ 71,303
Total corporate costs	$ 157,220	$ 77,113	$ 181,384	$ 100,171

SILVER WHEATON 2015 THIRD QUARTER REPORT [20]

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 2,728	$ 3,220	$ 8,649	$ 9,973
PSUs	(445)	48	1,026	2,536
Total salaries and benefits	$ 2,283	$ 3,268	$ 9,675	$ 12,509
Depreciation	159	96	376	229
Charitable donations	733	717	1,784	2,013
Other	2,576	2,314	6,631	7,913
Cash settled general and administrative	$ 5,751	$ 6,395	$ 18,466	$ 22,664
Equity settled stock based compensation (a non-cash expense)	1,419	1,988	4,760	6,204
Total general and administrative	$ 7,170	$ 8,383	$ 23,226	$ 28,868

For the three and nine months ended September 30, 2015, general and administrative expense decreased by $1.2 million and $5.6 million, respectively, relative to the comparable periods in the previous year, with the decrease being primarily due to lower employee compensations costs resulting from the weakening of the Canadian dollar relative to the US dollar in addition to lower expenses associated with performance share units (PSU’s) and equity settled stock based compensation.

Impairment Charges

As further disclosed in the Silver and Gold Interests section of this MD&A in addition to Note 11 to the Financial Statements, during the three months ended September 30, 2015, the Company recognized an impairment charge of $154.0 million related to its 777 silver and gold interest.  During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.

Other Expense

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Dividend income	$ (23)	$ (57)	$ (103)	$ (171)
Interest income	(14)	(31)	(105)	(76)
Stand-by fees	969	731	2,653	2,169
Foreign exchange gain	(421)	(282)	(885)	(416)
Amortization of credit facility origination fees - undrawn facilities	244	256	717	764
Write off of credit facility origination fees upon the repayment of the NRT Loan	-	-	1,315	-
Other	8	(1,218)	88	(1,162)
Total other expense (income)	$ 763	$ (601)	$ 3,680	$ 1,108

For the three months ended September 30, 2015, other expense was $0.8 million compared to other income of $0.6 million during the comparable period of the previous year, with the difference being primarily related to a $1.3 million gain during the three months ended September 30, 2014 related to the Company’s agreement to waive its right to silver contained in copper concentrate at the Aljustrel mine.

SILVER WHEATON 2015 THIRD QUARTER REPORT [21]

For the nine months ended September 30, 2015, other expense increased by $2.6 million relative to the comparable period in the previous year, with the increase being primarily the result of (i) the expensing of the remaining unamortized credit facility origination fees of $1.3 million associated with the repayment of the Company’s non-revolving term loan as more fully explained in Note 14 to the financial statements; and (ii) a $1.3 million gain during the nine months ended September 30, 2014 related to the Company’s agreement to waive its right to silver contained in copper concentrate at the Aljustrel mine .

Interest Costs

During the three months ended September 30, 2015, the Company incurred interest costs of $2.9 million at an effective interest rate of 1.71%, of which $2.5 million has been capitalized in relation to the Barrick silver interest.  During the three months ended September 30, 2014, the Company incurred interest costs of $4.4 million at an effective interest rate of 1.71%, of which $3.8 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

During the nine months ended September 30, 2015, the Company incurred interest costs of $10.3 million at an effective interest rate of 1.74%, of which $7.6 million has been capitalized in relation to the Barrick silver interest, with the remainder being expensed.  During the nine months ended September 30, 2014, the Company incurred interest costs of $12.9 million at an effective interest rate of 1.70%, of which $10.6 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

Income Tax (Recovery) Expense

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Current income tax expense related to foreign jurisdictions	$ 61	$ 49	$ 148	$ 160
Deferred income tax (recovery) expense related to:
Origination and reversal of temporary differences	$ (8,743)	$ 548	$ (8,686)	$ (399)
Write down (reversal of write down) of previously recognized temporary differences	3,520	-	6,269	-
Total deferred income tax (recovery) expense	$ (5,223)	$ 548	$ (2,417)	$ (399)
Income tax (recovery) expense recognized in net earnings	$ (5,162)	$ 597	$ (2,269)	$ (239)

For the three and nine months ended September 30, 2015, income tax expense decreased by $5.8 million and $2.0 million, respectively, relative to the comparable periods in the previous year.  For the nine months ended September 30, 2015, income tax recovery includes a deferred income tax recovery of $8.3 million associated with the impairment of the 777 silver and gold interest, in addition to a deferred income tax recovery of $0.4 million associated with income from Canadian operations. In addition, the Company reversed previously recognized deferred income tax assets in the amount of $6.3 million as it was not considered probable that the deferred income tax assets in excess of deferred income tax liabilities would be recoverable.

Offsetting the deferred income tax recovery in net earnings is a deferred income tax expense of $1.6 million that has been recognized directly in equity relating to share issue costs, comprised primarily of a reversal of previously recognized deferred income tax assets in the amount of $2.7 million as it was not considered probable that the deferred income tax assets in excess of deferred income tax liabilities would be recoverable.

SILVER WHEATON 2015 THIRD QUARTER REPORT [22]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2015	2014	2015	2014
Net earnings (loss)	$(95,925)	$4,496	$7,220	$147,795
Add back - impairment loss, net of tax	145,726	68,151	145,726	68,151
Adjusted net earnings	$49,801	$72,647	$152,946	$215,946
Divided by:
Basic weighted average number of shares outstanding	404,370	358,366	393,084	357,763
Diluted weighted average number of shares outstanding	404,540	358,762	393,274	358,209
Equals:
Adjusted earnings per share - basic	$0.12	$0.20	$0.39	$0.60
Adjusted earnings per share - diluted	$0.12	$0.20	$0.39	$0.60

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2015	2014	2015	2014
Cash generated by operating activities	$99,547	$120,379	$297,970	$337,753
Divided by:
Basic weighted average number of shares outstanding	404,370	358,366	393,084	357,763
Diluted weighted average number of shares outstanding	404,540	358,762	393,274	358,209
Equals:
Operating cash flow per share - basic	$0.25	$0.34	$0.76	$0.94
Operating cash flow per share - diluted	$0.25	$0.34	$0.76	$0.94

SILVER WHEATON 2015 THIRD QUARTER REPORT [23]

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold ounces sold and per ounce amounts)	2015	2014	2015	2014
Cost of sales	$91,956	$84,243	$259,587	$231,835
Less: depletion	(45,248)	(44,134)	(130,620)	(119,270)
Cash cost of sales	$46,708	$40,109	$128,967	$112,565
Cash cost of sales is comprised of:
Total cash cost of silver sold	$28,000	$26,212	$75,177	$73,521
Total cash cost of gold sold	18,708	13,897	53,790	39,044
Total cash cost of sales	$46,708	$40,109	$128,967	$112,565
Divided by:
Total silver ounces sold	6,575	6,299	17,815	17,751
Total gold ounces sold	48,077	36,718	137,450	101,618
Total silver equivalent ounces sold 1	10,194	8,740	27,960	24,350
Equals:
Average cash cost of silver (per ounce)	$4.26	$4.16	$4.22	$4.14
Average cash cost of gold (per ounce)	$389	$378	$391	$384
Average cash cost (per silver equivalent ounce 1)	$4.58	$4.59	$4.61	$4.62

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2015 THIRD QUARTER REPORT [24]

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per ounce amounts)	2015	2014	2015	2014
Average realized selling price of silver and gold
Sales	$153,251	$165,852	$448,191	$479,801
Divided by - total silver equivalent ounces sold 1	10,194	8,740	27,960	24,350
Equals - average realized price ($'s per silver equivalent ounce 1)	$15.03	$18.98	$16.03	$19.70
Less - average cash cost ($'s per silver equivalent ounce 1, 2)	(4.58)	(4.59)	(4.61)	(4.62)
Cash operating margin per silver equivalent ounce 1	$10.45	$14.39	$11.42	$15.08

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measure (iii) on page 24 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Liquidity and Capital Resources1

As at September 30, 2015, the Company had cash and cash equivalents of $80.5 million (December 31, 2014 - $308.1 million) and working capital of $67.0 million (December 31, 2014 – $322.3 million).

Three Months Ended September 30, 2015

During the three months ended September 30, 2015, the Company generated operating cash flows of $99.5 million compared with $120.4 million during the comparable period of 2014, with the decrease being primarily related to a decrease in the price realized on the sale of silver equivalent ounces sold, partially offset by an increase in the number of silver equivalent ounces sold.

During the three months ended September 30, 2015, the Company had net cash outflows from financing activities of $86.0 million, which was primarily the result of a partial repayment of the Company’s Revolving Facility in the amount of $68.0 million in addition to dividend payments totaling $16.6 million.  During the three months ended September 30, 2014, the Company had net cash outflows from financing activities of $17.2 million, which was primarily the result of dividend payments totaling $17.9 million, partially offset by proceeds in the amount of $0.7 million from share purchase options exercised during the period.

During the three months ended September 30, 2015, the Company had net cash outflows from investing activities of $4.8 million, which was primarily related to interest payments in the amount of $2.6 million on the Company’s Revolving Facility that have been capitalized to qualifying silver and gold interests in addition to an upfront cash payment totaling $0.5 million to Sandspring in connection with the amended Toroparu early deposit precious metal purchase agreement.

1
Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [25]

During the three months ended September 30, 2014, the Company had net cash outflows from investing activities of $9.3 million, which was primarily related to the acquisition of the Metates Royalty for $9.0 million in addition to interest payments on the Company’s previously outstanding non-revolving term loan in the amount of $3.5 million that have been capitalized to qualifying silver and gold interests, partially offset by cash proceeds in the amount of $3.4 million received in exchange for Silver Wheaton waiving its rights to receive silver contained in copper concentrate at the Aljustrel mine.

Nine Months Ended September 30, 2015

During the nine months ended September 30, 2015, the Company generated operating cash flows of $298.0 million compared with $337.8 million during the comparable period of 2014, with the decrease being primarily related to a decrease in the price realized on the sale of silver equivalent ounces sold, partially offset by an increase in the number of silver equivalent ounces sold.

During the nine months ended September 30, 2015, the Company had net cash inflows from financing activities of $361.8 million.  On March 17, 2015, in connection with the amended Salobo precious metal purchase agreement, the Company closed a bought deal equity financing, raising net proceeds of $769.7 million.  This equity financing was partially offset by the net repayment of $353 million under the Company’s credit facilities, with the Company fully repaying its NRT Loan in the amount of $1 billion, partially offset by net drawdowns of $647 million under the Company’s revolving term loan.  Additionally, during the period the Company made dividend payments totaling $51.0 million.  During the nine months ended September 30, 2014, the Company had net cash outflows from financing activities of $58.9 million, which was primarily the result of dividend payments totaling $62.7 million, partially offset by proceeds in the amount of $4.4 million from share purchase options exercised during the period.

During the nine months ended September 30, 2015, the Company had net cash outflows from investing activities of $887.2 million, which was primarily related to a $900 million payment to Vale in connection with the amended Salobo precious metal purchase agreement, partially offset by proceeds in the amount of $25 million associated with the disposal of the Campo Morado silver interest.  During the nine months ended September 30, 2014, the Company had net cash outflows from investing activities of $141.7 million, primarily related to a $125 million upfront cash payment to Hudbay for the third installment on the Constancia silver interest in addition to a $9.0 million payment made in relation to the acquisition of the Metates Royalty.

In the opinion of management, the $81 million of cash and cash equivalents as at September 30, 2015, combined with the liquidity provided by the credit available under the $2 billion Revolving Facility and ongoing operating cashflows positions the Company well to fund all contractual obligations and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

SILVER WHEATON 2015 THIRD QUARTER REPORT [26]

Contractual Obligations and Contingencies1

Silver and Gold Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	0%	$4.24	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	0%	$4.20	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.07	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.96 6	$404 6	Life of Mine	8-Aug-12
Salobo	0%	50%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	8.5 years	8-Sep-09
Other
Los Filos	100%	0%	$4.24	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.25	n/a	Life of Mine	8-Dec-04
Stratoni	100% 9	0%	$4.14	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 10	$4.06	$312	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.24	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.14	n/a	50 years	5-Jun-07
Aljustrel	100% 11	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 12	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a 13
Constancia	100%	50% 14	$5.90⁶	$400 6	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50% 15	10% 15	$3.90	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2015, representing the nine year anniversary, was 19.7 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia mine, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	As per Barrick’s disclosure, closure activities were initiated at Pierina in August 2013.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton’s defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

10)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015.

13)	Terms of the agreement not yet finalized.
14)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
15)
During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.

1
Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [27]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2015	2016 - 2018	2019 - 2020	After 2020	Sub-Total		Total
Bank debt 1	$-	$-	$647,000	$-	$647,000	$-	$647,000
Interest 2	2,881	46,008	23,682	-	72,571	-	72,571
Silver and gold interest payments 3
Rosemont 4	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	500	-	-	-	500	138,000	138,500
Operating leases	375	3,915	2,266	3,686	10,242	-	10,242
Total contractual obligations	$3,756	$49,923	$672,948	$3,686	$730,313	$401,550	$1,131,863

1)	At September 30, 2015, the Company had $647 million outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

During the second quarter of 2014, Vale completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $138.5 million, with $0.5 million to be paid in a single installment during the remainder of 2015, subject to the satisfaction of certain conditions, and $138 million to be payable on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.

SILVER WHEATON 2015 THIRD QUARTER REPORT [28]

Antamina

In connection with the Antamina precious metal purchase agreement, the Company is committed to pay Glencore a total upfront cash payment of $900 million, payable on the closing date.

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at November 3, 2015, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

CRA Audit of the Company’s International Transactions Covering the 2005 to 2010 Taxation Years

On July 6, 2015, the Company announced that it had received a proposal letter (the “Proposal”) from the CRA in which the CRA was proposing to reassess Silver Wheaton under the transfer pricing provisions contained in the Income Tax Act (Canada) (the “Act”). Subsequent to the issuance of the Proposal, on September 24, 2015, the Company announced that it had received Notices of Reassessment (the “Reassessments”) from the CRA for the 2005 to 2010 taxation years (the “Relevant Taxations Years”).  The Reassessments are consistent with the Proposal and seek to increase the Company’s income subject to tax in Canada for the Relevant Taxation Years by approximately Cdn$715.3 million which would result in federal and provincial tax of approximately Cdn$201.3 million.  In addition, the CRA is seeking to impose transfer pricing penalties of approximately Cdn$71.5 million and interest and other penalties of Cdn$80.6 million for the Relevant Taxation Years. Total tax, interest and penalties sought by the CRA for the Relevant Taxation Years is Cdn$353.4 million.

The CRA's position in the Reassessments is that the transfer pricing provisions of the Act relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company’s foreign subsidiaries.

Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.  Subsequent to September 30, 2015, Silver Wheaton filed a notice of objection for each of the Relevant Taxation Years.  The Company will be required to make a deposit of Cdn$176.7 million representing 50% of the reassessed amounts of tax, interest and penalties. Silver Wheaton will seek to post security in the form of a letter of credit for this amount as opposed to a cash deposit. Cash that has been deposited in respect of a reassessment will be refunded, plus interest, if the Company is ultimately successful in challenging that reassessment.  The notices of objection will be reviewed by the CRA's Appeals Division. Silver Wheaton also has the right to appeal directly to the Tax Court of Canada once at least 91 days have elapsed since the filing of any notice of objection.  The timing for the CRA appeals process and/or court process is uncertain.

In the opinion of management, the Company’s cash and cash equivalents at September 30, 2015, together with the liquidity provided by the credit available under the $2 billion Revolving Facility and ongoing operating cashflows, positions the Company well to make such payments, if required.

The Company’s international transactions for taxation years subsequent to 2010 are not under audit, however they remain open to audit by the CRA.  There is a risk that the CRA may take similar positions in those years as they have done in the Proposal and that such positions will result in the issuance of notices of reassessment for material amounts.  However, it is important to note that the Company remains confident in its structure and tax filing positions and intends to vigorously defend such positions.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

1
The assessment by management of the expected impact of the Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Reassessments are based on the expectation that the Company will be successful in challenging the Reassessments by CRA. Statements in respect of the Reassessments are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [29]

U.S. Shareholder Class Actions

During July 2015, after the receipt of the Proposal, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the “Complaints”).  The Complaints are entitled Masilionis v. Silver Wheaton Corp. et al. and Klein v. Silver Wheaton Corp. et al.  The Complaints both name as defendants the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”).

The Complaints allege, among other things, that the Defendants violated the Securities Exchange Act of 1934 between March 30, 2011 and July 6, 2015, by making materially false and misleading statements about Silver Wheaton's business, operations, prospects and performance and failing to disclose material adverse facts.  The Complaints specifically allege that (i) the Company's financial statements contained errors concerning income tax owed from the income generated by its foreign subsidiaries; (ii) the Company lacked adequate internal controls over its financial reporting; and (iii) as a result of the foregoing, Silver Wheaton’s financial statements were materially false and misleading.

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Defendants and a lead plaintiff was selected.

The Plaintiff intends to file a consolidated amended complaint and the Defendants will file a motion to dismiss. Silver Wheaton believes the allegations are without merit and intends to vigorously defend against this matter.  No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

Share Capital

On March 17, 2015, in conjunction with the amended Salobo precious metal purchase agreement, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share.

During the nine months ended September 30, 2015, the Company received cash proceeds of $2.9 million from the exercise of 229,000 share purchase options at a weighted average exercise price of Cdn$15.89, with all of the exercises taking place during the three months ended March 31, 2015.  During the three months ended September 30, 2014, the Company received cash proceeds of $0.7 million from the exercise of 50,000 share purchase options at a weighted average exercise price of Cdn$15.89 per option (nine months - $4.4 million from the exercise of 411,464 share purchase options at a weighted average exercise price of Cdn$11.70).

On September 18, 2015 the Company announced it had received TSX approval to purchase up to 20,229,671 common shares (representing 5% of the Company's 404,593,425 total issued and outstanding common shares as of September 11, 2015) over a period of twelve months commencing on September 23, 2015. The normal course issuer bid (“NCIB”) will expire no later than September 22, 2016.  To date, the Company has repurchased 764,789 common shares under the NCIB at an average price of $11.92 per share, including 119,400 purchased during the three months ended September 30, 2015.

As of November 3, 2015, there were 403,828,636 outstanding common shares, 4,285,300 share purchase options, 170,317 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at September 30, 2015.

SILVER WHEATON 2015 THIRD QUARTER REPORT [30]

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014):  In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”).  The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

Subsequent Events

Declaration of Dividend

On November 3, 2015, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on November 18, 2015 and is expected to be distributed on or about December 01, 2015.  The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Acquisition of New Silver Interest

On November 3, 2015, the Company announced that it had agreed to enter into an agreement to acquire from Glencore an amount of silver equal to Glencore’s 33.75% of the Antamina silver production until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate for a total upfront cash payment of $900 million.  In addition, Silver Wheaton will make ongoing payments of 20% of spot price per silver ounce delivered under the contract.  Closing of the transaction is expected to occur prior to the end of November 2015 and is subject to the completion of certain corporate matters and customary conditions.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2015.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2015.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

SILVER WHEATON 2015 THIRD QUARTER REPORT [31]

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2015 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of September 30, 2015.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2014, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,18)
As of December 31, 2014 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	84.1	33.3	90.0	52.7	25.0	42.4	136.7	30.1	132.4	53-65%
Heap Leach	10.9	31.7	11.1	11.5	25.0	9.2	22.4	28.3	20.4	22-28%
San Dimas (10, 14)	1.2	411.7	16.3	3.2	329.6	34.2	4.5	352.3	50.5	94%
Pascua-Lama (25%) (14)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Lagunas Norte (11)	12.4	4.5	1.8	52.9	4.5	7.7	65.3	4.5	9.5	19%
Veladero (11)	5.5	14.8	2.6	90.5	14.8	43.2	96.0	14.8	45.8	6%
Antamina (33.75%) (11, 21, 22)	70.7	11.2	25.5	147.6	10.4	49.4	218.2	10.7	74.9	71%
Yauliyacu (11, 12)	0.8	123.5	3.1	3.4	109.8	11.9	4.1	112.4	15.0	85%
777 (13)	3.7	27.4	3.3	3.9	24.1	3.1	7.7	25.7	6.3	64%
Neves-Corvo
Copper	4.9	38.8	6.1	20.5	36.1	23.8	25.4	36.6	29.9	35%
Zinc	10.4	73.1	24.4	10.2	66.9	22.0	20.6	70.0	46.4	20%
Rosemont (15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Zinkgruvan
Zinc	7.4	87.0	20.6	4.2	51.0	6.9	11.6	73.9	27.5	87%
Copper	3.3	35.0	3.7	0.1	35.0	0.1	3.4	35.0	3.8	78%
Stratoni	0.5	174.0	2.9	0.3	182.0	1.5	0.8	176.7	4.5	84%
Minto	2.9	6.4	0.6	4.8	5.8	0.9	7.7	6.0	1.5	78%
Cozamin (11)
Copper	-	-	-	2.8	41.9	3.8	2.8	41.9	3.8	72%
Los Filos	48.8	5.7	8.9	198.4	5.0	32.2	247.2	5.2	41.1	5%
Metates Royalty (20)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
Total Silver			328.6			502.4			831.0
Gold
Salobo (50%) (16)	331.7	0.39	4.13	257.9	0.31	2.57	589.6	0.35	6.70	66%
Sudbury (70%) (11)	-	-	-	54.3	0.39	0.68	54.3	0.39	0.68	81%
777 (13)	2.6	1.78	0.15	2.8	1.78	0.16	5.4	1.78	0.31	73%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
Minto	2.9	0.93	0.09	4.8	0.63	0.10	7.7	0.74	0.18	74%
Toroparu (10%) (17)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (20)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
Total Gold			4.98			4.14			9.11

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Attributable Measured & Indicated Resources (1,2,3,4,5,9,18)
As of December 31, 2014 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	34.4	26.1	28.9	91.7	21.5	63.5	126.2	22.8	92.4
Heap Leach	5.1	19.3	3.1	24.1	16.7	13.0	29.2	17.2	16.1
San Dimas (10, 14)	0.3	154.3	1.5	0.9	161.1	4.9	1.2	159.5	6.4
Pascua-Lama (25%) (14)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Antamina (33.75%) (11, 21, 22)	21.8	7.7	5.4	143.4	11.0	50.8	165.2	10.6	56.2
Yauliyacu (11, 12)	1.0	127.3	4.0	6.0	216.6	41.5	6.9	204.2	45.5
777 (13)	-	-	-	0.7	26.1	0.6	0.7	26.1	0.6
Neves-Corvo
Copper	5.8	48.5	9.0	25.7	50.8	42.0	31.5	50.3	51.0
Zinc	14.1	59.6	27.0	60.2	55.7	107.8	74.3	56.4	134.8
Rosemont (15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	2.2	66.8	4.6	4.7	107.1	16.3	6.9	94.5	20.9
Copper	1.6	20.0	1.0	0.4	39.1	0.5	2.0	23.9	1.5
Aljustrel (19)
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Stratoni	0.2	200.4	1.5	0.2	213.3	1.4	0.4	206.4	2.9
Minto	8.0	3.3	0.8	32.3	3.4	3.5	40.3	3.4	4.4
Keno Hill (25%)
Underground	-	-	-	0.8	467.2	11.5	0.8	467.2	11.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	11.4	11.0	4.0	112.3	7.4	26.9	123.7	7.8	30.9
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (17)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
Total Silver			106.9			510.3			617.2
Gold
Salobo (50%) (16)	24.6	0.47	0.37	97.7	0.37	1.16	122.2	0.39	1.53
Sudbury (70%) (11)	-	-	-	28.9	0.34	0.32	28.9	0.34	0.32
777 (13)	-	-	-	0.4	1.81	0.02	0.4	1.81	0.02
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
Minto	8.0	0.39	0.10	32.3	0.32	0.34	40.3	0.34	0.44
Toroparu (10%) (17)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.56			2.23			2.78

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Attributable Inferred Resources (1,2,3,4,5,9,18)
As of December 31, 2014 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	4.4	19.5	2.7
Heap Leach	6.1	13.7	2.7
San Dimas (10, 14)	6.5	292.7	61.3
Pascua-Lama (25%) (14)	4.9	20.1	3.2
Antamina (33.75%) (11, 21, 22)	349.8	11.2	125.6
Yauliyacu (11, 12)	5.0	178.7	28.7
777 (13)	0.7	32.9	0.8
Neves-Corvo
Copper	25.1	43.5	35.1
Zinc	21.4	48.9	33.6
Rosemont (15)	104.5	3.3	11.1
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	6.1	75.0	14.7
Copper	0.5	34.0	0.6
Aljustrel (19)
Zinc	8.7	50.4	14.0
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.6
Keno Hill (25%)
Underground	0.3	363.4	3.0
Los Filos	175.9	6.3	35.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Toroparu (50%) (17)	64.8	0.1	0.2
Metates Royalty (20)	1.0	9.7	0.3
Total Silver			389.9
Gold
Salobo (50%) (16)	74.0	0.31	0.74
Sudbury (70%) (11)	5.5	0.67	0.12
777 (13)	0.4	1.79	0.02
Constancia (50%)	100.0	0.03	0.10
Minto	16.2	0.30	0.16
Toroparu (10%) (17)	13.0	0.74	0.31
Metates Royalty (20)	1.0	0.38	0.01
Total Gold			1.46

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Notes:

1.
All Mineral Reserves and Mineral Resources have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Standards on Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101), or the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo mine – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P. Eng., M. Eng, MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.
All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project report (gold only) Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2014 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the Pascua-Lama project are reported as of December 31, 2013.

b.	Mineral Resources and Mineral Reserves for gold at the Toroparu project are reported as of March 31, 2013 and Mineral Resources for silver are reported as of September 1, 2014.

c.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2014.

d.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.

e.	Mineral Resources for the Constancia mine (including the Pampacancha deposit) are reported as of September 30, 2013 and Mineral Reserves as of December 31, 2013.

f.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

g.
Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek project as of October 15, 2014, Flame and Moth and Bermingham projects as of April 28, 2015, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

h.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

i.	Mineral Resources for Metates are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,300 per ounce gold, $22.00 per ounce silver, $0.90 per pound lead and $0.90 per pound zinc.

b.	San Dimas mine – 2.94 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.

c.	Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.

d.	Lagunas Norte and Veladero mines - $1,100 per ounce gold and $17.00 per ounce silver.

e.	Antamina - $2.77 per pound copper, $0.88 per pound zinc, $11.81 per pound molybdenum and $22.59 per ounce silver.

f.	Yauliyacu mine - $20.00 per ounce silver, $3.29 per pound copper, $1.02 per pound lead and zinc.

g.	777 mine – $1,260 per ounce gold, $21.00 per ounce silver, $3.15 per pound copper and $1.07 per pound zinc.

h.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc

i.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

j.	Constancia mine - $1,250 per ounce of gold, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.

k.	Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

l.	Stratoni mine – 18.02% zinc equivalent cut-off assuming $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and zinc.

m.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

n.	Cozamin mine - $42.50 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

o.	Los Filos mine - $1,300 per ounce gold and $22.00 per ounce silver.

p.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.

q.	Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.

r.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

s.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,500 per ounce gold, $24.00 per ounce silver, $1.00 per pound lead and $1.00 per pound zinc.

SILVER WHEATON 2015 THIRD QUARTER REPORT [36]

b.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.

c.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.

d.	Antamina - $2.77 per pound copper, $0.88 per pound zinc, $11.81 per pound molybdenum and $22.59 per ounce silver.

e.	Yauliyacu mine – $20.00 per ounce silver, $3.29 per pound copper and $1.02 per pound lead and zinc.

f.	777 mine – $1,260 per ounce gold, $21.00 per ounce silver, $3.15 per pound copper and $1.07 per pound zinc.

g.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

h.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

i.	Constancia mine – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.

j.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc

k.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.

l.	Stratoni mine – Cut-off is geological due to the sharpness of the mineralized contacts and the high grade nature of the mineralization

m.	Minto mine – 0.5% copper cut-off.

n.	Keno Hill mines:

i.	Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Flame and Moth and Bermingham projects - $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Bermingham project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

v.	Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

vi.	Elsa Tailings project – 50 grams per tonne silver cut-off.

o.	Los Filos mine - $1,500 per ounce gold and $24.00 per ounce silver.

p.	Loma de La Plata project – 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

q.	Salobo mine – 0.296% copper equivalent cut-off assuming $1,500 per ounce gold $3.70 per pound copper.

r.	Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.

s.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.

t.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

10.
The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of the mine.

11.
The Company’s attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin, Yauliyacu and Antamina silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia mine, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

14.
The scientific and technical information in this document regarding the Peñasquito and  San Dimas mines and the Pascua-Lama project was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp Management’s annual information form filed on March 17, 2015;

b.	San Dimas - Primero annual information form filed on March 31, 2015; and

c.	Pascua-Lama - Barrick Gold Corp.’s annual information form filed on March 27, 2015.

The Company’s QPs have approved the disclosure of scientific and technical information in respect of the Peñasquito and San Dimas mines and the Pascua-Lama project in this document.

15.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.

16.	The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.

17.
The Company’s agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream and 50% silver stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

18.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time.

19.	The Company only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.

20.
Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp’s (Chesapeake) Metates property, located in Mexico.  As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

SILVER WHEATON 2015 THIRD QUARTER REPORT [37]

21.
The Glencore silver purchase agreement in respect of Antamina provides that Glencore will deliver an amount equal to 33.75% of the Antamina silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion.  Attributable reserves and resources have been calculated on the 33.75% / 22.50% basis.

22.	Source for reserves and resources for Antamina is Teck Resources Limited annual information form dated March 2, 2015 in respect of reserves and resources as at December 31, 2014.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [38]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, the payment by Silver Wheaton of $900 million to Glencore and the satisfaction of each party's obligations in accordance with the Silver Purchase Agreement, the anticipated receipt by Silver Wheaton of estimated silver production in respect of the Antamina mine,, statements with respect to Silver Wheaton’s NCIB, the number of shares that may be purchased under the NCIB, projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine, projected changes to Silver Wheaton’s production mix, the anticipated increases in total throughput at the Salobo mine, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production and produced but not yet delivered ounces), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests, Silver Wheaton’s confidence in its business structure, Silver Wheaton’s position relating to any dispute with the CRA, the impact of potential taxes, penalties and interest payable to the CRA, Silver Wheaton’s intention to defend reassessments issued by the CRA, Silver Wheaton’s view of its tax filing positions, possible audits for taxation years subsequent to 2010, Silver Wheaton’s intention to file future tax returns in a manner consistent with previous filings, Silver Wheaton’s ability to post security for amounts sought by the CRA under notices of reassessment, the length of time it would take to resolve any CRA dispute or an objection to a reassessment, and assessments of the impact and resolution of various legal and tax matters, including proceedings with the Canada Revenue Agency and proceedings before the courts.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results,  level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: any specific risks relating to the satisfaction of each party's obligations in accordance with the terms of  the Glencore Silver Purchase Agreement, the market price of the common shares being too high to ensure that purchases under the NCIC benefit the Company and its shareholders, fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules, Silver Wheaton’s interpretation of, or compliance with, tax laws, and regulations or accounting policies and rules is found to be incorrect, Silver Wheaton’s operations or ability to enter into precious metal purchase agreements is materially impacted as a result of any reassessment, any challenge by the CRA of Silver Wheaton’s tax filings is successful and the potential negative impact to Silver Wheaton’s previous and future tax filings, the tax impact to Silver Wheaton’s business operations is materially different than currently contemplated, any reassessment of Silver Wheaton’s tax filings and the continuation or timing of any such process is outside Silver Wheaton’s control, any requirement to pay reassessed tax, Silver Wheaton is not assessed taxes on the foreign subsidiary’s income on the same basis that it pays taxes on its Canadian income, interest and penalties will have an adverse impact on the financial position of Silver Wheaton, litigation risk associated with a challenge to Silver Wheaton’s tax filings, changes to tax legislation and administrative policies, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton’s acquisition strategy, risks related to the market price of Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form and the additional risks identified under “Risks and Uncertainties” in Management’s Discussion and Analysis for the period ended June 30, 2015, both available on SEDAR at www.sedar.com, and in Silver Wheaton’s Form 40-F and Form 6-K filed August 11, 2015 both on file with the U.S. Securities and Exchange Commission in Washington, D.C.

SILVER WHEATON 2015 THIRD QUARTER REPORT [39]

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the payment of $900 million to Glencore and the satisfaction of each party’s obligations in accordance with the terms of the Silver Purchase Agreement, that common shares will from time to time trade below their value, that Silver Wheaton will complete purchases of common shares pursuant to the NCIB, the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by CRA, that Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations, that Silver Wheaton may be permitted to post security for amounts sought by the CRA under notices of reassessment, that Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Silver Wheaton will not change its operations as a result of any reassessment, that Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any reassessment, expectations and assumptions concerning prevailing tax laws and the potential amount that could be assessed as additional tax, penalties and interest by the CRA, that any foreign subsidiary income would be subject to the same tax calculations as Silver Wheaton’s Canadian income, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2014 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2015, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.

SILVER WHEATON 2015 THIRD QUARTER REPORT [40]

Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2015 THIRD QUARTER REPORT [41]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2015	2014	2015	2014
Sales	5	$153,251	$165,852	$448,191	$479,801
Cost of sales
Cost of sales, excluding depletion		$46,708	$40,109	$128,967	$112,565
Depletion		45,248	44,134	130,620	119,270
Total cost of sales		$91,956	$84,243	$259,587	$231,835
Earnings from operations		$61,295	$81,609	$188,604	$247,966
Expenses and other income
General and administrative 1	6	$7,170	$8,383	$23,226	$28,868
Impairment charges	11	154,021	68,151	154,021	68,151
Interest expense	14	428	583	2,726	2,283
Other expense (income)	7	763	(601)	3,680	1,108
		$162,382	$76,516	$183,653	$100,410
(Loss) earnings before income taxes		$(101,087)	$5,093	$4,951	$147,556
Income tax recovery (expense)	20	5,162	(597)	2,269	239
Net (loss) earnings		$(95,925)	$4,496	$7,220	$147,795

Basic (loss) earnings per share		$(0.24)	$0.01	$0.02	$0.41
Diluted (loss) earnings per share		$(0.24)	$0.01	$0.02	$0.41
Weighted average number of shares outstanding
Basic	18	404,370	358,366	393,084	357,763
Diluted	18	404,540	358,762	393,274	358,209
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$1,419	$1,988	$4,760	$6,204

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [42]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2015	2014	2015	2014
Net (loss) earnings		$(95,925)	$4,496	$7,220	$147,795
Other comprehensive (loss) income
Items that will not be reclassified to net earnings
(Loss) gain on long-term investments - common shares held	9	(7,163)	(24,017)	(15,306)	3,220
Total comprehensive (loss) income		$(103,088)	$(19,521)	$(8,086)	$151,015

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [43]

Condensed Interim Consolidated Balance Sheets

	Note	September 30	December 31
(US dollars in thousands - unaudited)		2015	2014
Assets
Current assets
Cash and cash equivalents	19	$80,512	$308,098
Accounts receivable	8	1,711	4,132
Other	10	1,860	26,263
Total current assets		$84,083	$338,493
Non-current assets
Silver and gold interests	10,11	$4,871,236	$4,248,265
Early deposit - gold interest	12	15,223	13,599
Royalty interest	13	9,107	9,107
Long-term investments	9	17,555	32,872
Other	14	11,973	5,427
Total non-current assets		$4,925,094	$4,309,270
Total assets		$5,009,177	$4,647,763
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$15,407	$14,798
Current portion of performance share units	17.1	1,647	1,373
Total current liabilities		$17,054	$16,171
Non-current liabilities
Bank debt	14	$647,000	$998,518
Deferred income taxes	20	153	942
Performance share units	17.1	2,149	3,396
Total non-current liabilities		$649,302	$1,002,856
Total liabilities		$666,356	$1,019,027
Shareholders' equity
Issued capital	15	$2,818,033	$2,037,923
Reserves	16	(26,818)	(28,841)
Retained earnings		1,551,606	1,619,654
Total shareholders' equity		$4,342,821	$3,628,736
Total liabilities and shareholders' equity		$5,009,177	$4,647,763
Commitments and contingencies	14, 21

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [44]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2015	2014	2015	2014
Operating activities
Net (loss) earnings		$(95,925)	$4,496	$7,220	$147,795
Adjustments for
Depreciation and depletion		45,406	44,231	130,996	119,499
Amortization of credit facility origination fees:
Interest expense		124	35	375	125
Amortization of credit facility origination fees - undrawn facilities	7	244	256	717	764
Write off of credit facility origination fees upon repayment of NRT Loan	7	-	-	1,315	-
Gain on disposal of silver interest	10	-	(1,260)	-	(1,260)
Impairment charges	11	154,021	68,151	154,021	68,151
Interest expense		304	548	2,351	2,157
Equity settled stock based compensation		1,419	1,988	4,760	6,204
Performance share units	17.1	(513)	48	(415)	1,544
Deferred income tax expense (recovery)	20	(5,223)	548	(2,417)	(399)
Investment income recognized in net earnings		(36)	(88)	(207)	(247)
Other		(141)	(88)	(340)	(133)
Change in non-cash working capital	19	213	2,025	1,795	(4,360)
Cash generated from operations		$99,893	$120,890	$300,171	$339,840
Interest paid - expensed		(360)	(542)	(2,306)	(2,163)
Interest received		14	31	105	76
Cash generated from operating activities		$99,547	$120,379	$297,970	$337,753
Financing activities
Bank debt repaid	14	$(68,000)	$-	$(1,153,000)	$-
Bank debt drawn	14	-	-	800,000	-
Credit facility origination fees	14	-	(2)	(4,241)	(621)
Shares issued	15	-	-	800,000	-
Share issue costs		6	-	(31,383)	-
Redemption of share capital		(1,464)	-	(1,464)	-
Share purchase options exercised		-	722	2,887	4,418
Dividends paid	15.2	(16,565)	(17,924)	(51,009)	(62,716)
Cash generated from (applied to) financing activities		$(86,023)	$(17,204)	$361,790	$(58,919)
Investing activities
Silver and gold interests	10	$-	$(121)	$(900,058)	$(125,255)
Interest paid - capitalized to silver interests		(2,607)	(3,512)	(6,939)	(10,010)
Silver and gold interests - early deposit	12	(560)	(1)	(1,618)	(150)
Royalty interest	13	-	(9,074)	-	(9,074)
Proceeds on disposal of silver interest	10, 11	-	3,408	25,000	3,408
Proceeds on disposal of long-term investments	9	-	-	12	-
Dividend income received		23	57	103	171
Other		(1,620)	(94)	(3,679)	(761)
Cash applied to investing activities		$(4,764)	$(9,337)	$(887,179)	$(141,671)
Effect of exchange rate changes on cash and cash equivalents		$(140)	$(34)	$(167)	$17
Increase (decrease) in cash and cash equivalents		$8,620	$93,804	$(227,586)	$137,180
Cash and cash equivalents, beginning of period		71,892	139,199	308,098	95,823
Cash and cash equivalents, end of period	19	$80,512	$233,003	$80,512	$233,003

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [45]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2014	357,397	$1,879,475	$53,717	$19,443	$2,833	$(101,611)	$(25,618)	$1,512,689	$3,366,546
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$143,299	$143,299
OCI 1		-	-	-	-	27,236	27,236	-	27,236
Total comprehensive income		$-	$-	$-	$-	$27,236	$27,236	$143,299	$170,535
Fair value of SBC 1		$-	$-	$3,712	$504	$-	$4,216	$-	$4,216
Options 1 exercised	362	4,843	-	(1,147)	-	-	(1,147)	-	3,696
RSUs 1 released	22	521	-	-	(521)	-	(521)	-	-
DRIP 1	262	5,263	-	-	-	-	-	-	5,263
Dividends (Note 15.2)		-	-	-	-	-	-	(50,054)	(50,054)
Reallocation		-	-	-	-	(539)	(539)	539	-
At June 30, 2014	358,043	$1,890,102	$53,717	$22,008	$2,816	$(74,914)	$3,627	$1,606,473	$3,500,202
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$4,496	$4,496
OCI 1		-	-	-	-	(24,016)	(24,016)	-	(24,016)
Total comprehensive income		$-	$-	$-	$-	$(24,016)	$(24,016)	$4,496	$(19,520)
Fair value of SBC 1		$-	$-	$1,739	$249	$-	$1,988	$-	$1,988
Options 1 exercised	50	993	-	(271)	-	-	(271)	-	722
Shares issued	6,112	135,000	-	-	-	-	-	-	135,000
Share issue costs		(152)	-	-	-	-	-	-	(152)
DRIP 1	150	3,560	-	-	-	-	-	-	3,560
Dividends		-	-	-	-	-	-	(21,484)	(21,484)
At September 30, 2014	364,355	$2,029,503	$53,717	$23,476	$3,065	$(98,930)	$(18,672)	$1,589,485	$3,600,316
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$52,030	$52,030
OCI 1		-	-	-	-	(11,149)	(11,149)	-	(11,149)
Total comprehensive income (loss)		$-	$-	$-	$-	$(11,149)	$(11,149)	$52,030	$40,881
Fair value of SBC 1		$-	$-	$1,748	$242	$-	$1,990	$-	$1,990
Options 1 exercised	189	3,618	-	(1,010)	-	-	(1,010)	-	2,608
DRIP 1	234	4,802	-	-	-	-	-	-	4,802
Dividends		-	-	-	-	-	-	(21,862)	(21,862)
At December 31, 2014	364,778	$2,037,923	$53,717	$24,214	$3,307	$(110,079)	$(28,841)	$1,619,653	$3,628,735
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$103,145	$103,145
OCI 1		-	-	-	-	(8,143)	(8,143)	-	(8,143)
Total comprehensive income (loss)		$-	$-	$-	$-	$(8,143)	$(8,143)	$103,145	$95,002
Shares issued	38,930	$800,000	$-	$-	$-	$-	$-	$-	$800,000
Share issue costs		(31,434)	-	-	-	-	-	-	(31,434)
DIT 1 recovery		3,611	-	-	-	-	-	-	3,611
Fair value of SBC 1		-	-	2,903	438	-	3,341	-	3,341
Options 1 exercised	229	4,127	-	(1,240)	-	-	(1,240)	-	2,887
RSUs 1 released	32	842	-	-	(842)	-	(842)	-	-
DRIP 1	322	5,960	-	-	-	-	-	-	5,960
Dividends (Note 15.2)		-	-	-	-	-	-	(40,403)	(40,403)
Realized loss on disposal of LTI's 1 (Note 9)		-	-	-	-	14,651	14,651	(14,651)	-
At June 30, 2015	404,291	$2,821,029	$53,717	$25,877	$2,903	$(103,571)	$(21,074)	$1,667,744	$4,467,699
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$(95,924)	$(95,924)
OCI 1		-	-	-	-	(7,163)	(7,163)	-	(7,163)
Total comprehensive income (loss)		$-	$-	$-	$-	$(7,163)	$(7,163)	$(95,924)	$(103,087)
Fair value of SBC 1		$-	$-	$1,212	$207	$-	$1,419	$-	$1,419
Shares cancelled	(132)	(1,464)	-	-	-	-	-	-	(1,464)
Share issue costs		57	-	-	-	-	-	-	57
DIT 1 expense		(5,238)	-	-	-	-	-	-	(5,238)
DRIP 1	315	3,649	-	-	-	-	-	-	3,649
Dividends (Note 15.2)		-	-	-	-	-	-	(20,214)	(20,214)
At September 30, 2015	404,474	$2,818,033	$53,717	$27,089	$3,110	$(110,734)	$(26,818)	$1,551,606	$4,342,821

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “DRIP” = Dividend Reinvestment Plan; “DIT” = Deferred Income Taxes; “LTI’s” = Long-Term Investments.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver and gold.  Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.

Including the agreements entered into after September 30, 2015 (Note 23), the Company has entered into 19 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“precious metal purchase agreements”), relating to 29 different mining assets (22 of which are currently operating and 7 of which are at various stages of development), whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.   During the three months ended September 30, 2015, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.26 and $389, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2015 were authorized for issue as of November 3, 2015 in accordance with a resolution of the Board of Directors.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.  References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”).  The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2014 and were consistently applied to all the periods presented unless otherwise stated below.  These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2015 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for a full year.

2.2.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014):  In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”).  The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty1

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $4.9 billion at September 30, 2015.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and impairment charges.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements.  Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements.  The Company adjusts its estimates of reserves and resources, where applicable, to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2.	Depletion

The Company’s silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

3.3.	Impairment of Assets

The Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists.  If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

The price of silver and gold has been depressed for the past several months, and if these prices were to remain at these low levels for an extended period of time or decline further, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing.  A significant decrease in long-term metal price assumptions may be an indication of potential impairment.  Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 16.2, 16.3, and 17.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each reporting period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (“CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.  On September 24, 2015, the Company announced that it had received Notices of Reassessment from the CRA for the 2005 to 2010 taxation years.  Refer to Note 21 for more information.

Critical Accounting Judgments1

3.7.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;

•	The Company’s cash cost of sales is denominated in US dollars;

•	The majority of the Company’s cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

3.8.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence.  Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  On September 24, 2015, the Company announced that it had received Notices of Reassessment from the CRA for the 2005 to 2010 taxation years.  Refer to Note 21 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold.  Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast.  The Company reassesses its deferred income tax assets at the end of each reporting period.

4.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1	-	Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2	-	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	September 30, 2015
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$1,447	$-	$1,447	$-
Long-term investments - common shares held	17,555	17,555	-	-
	$19,002	$17,555	$1,447	$-

SILVER WHEATON 2015 THIRD QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

	December 31, 2014
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$2,343	$-	$2,343	$-
Long-term investments - common shares held	32,872	32,872	-	-
	$35,215	$32,872	$2,343	$-

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 5).  As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

Cash and cash equivalents are reported at amortized cost.  Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 14) is reported at amortized cost using the effective interest method.  The carrying value of the bank debt approximates its fair value.

5.	Revenue1

	Three Months Ended September 30				Nine Months Ended September 30
(in thousands)	2015		2014		2015		2014
Sales
Silver
Silver credit sales	$83,020	54%	$97,445	59%	$235,650	53%	$278,447	58%
Concentrate sales	15,906	10%	22,090	13%	50,841	11%	71,372	15%
	$98,926	64%	$119,535	72%	$286,491	64%	$349,819	73%
Gold
Gold credit sales	$47,247	31%	$35,321	21%	$145,490	32%	$107,343	22%
Concentrate sales	7,078	5%	10,996	7%	16,210	4%	22,639	5%
	$54,325	36%	$46,317	28%	$161,700	36%	$129,982	27%
Total sales revenue	$153,251	100%	$165,852	100%	$448,191	100%	$479,801	100%

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at September 30, 2015 or September 30, 2014.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At September 30, 2015, the Company had outstanding provisionally priced sales of $8.9 million (December 31, 2014 - $3.5 million) where the quotational period pricing was estimated based on the forward price for silver and gold.  These sales consisted of 0.4 million ounces of silver and 2,600 ounces of gold (December 31, 2014 - 0.2 million ounces of silver) which had a fair value gain adjustment of approximately $0.1 million (December 31, 2014 - fair value loss adjustment of approximately $0.1 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $3,900 (December 31, 2014 - $2,100) and for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $2,600 (December 31, 2014 - $NIL).

6.	General and Administrative

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2015	2014	2015	2014
Salaries and benefits
Salaries and benefits, excluding PSUs		$2,728	$3,220	$8,649	$9,973
PSUs	17.1	(445)	48	1,026	2,536
Total salaries and benefits		$2,283	$3,268	$9,675	$12,509
Depreciation		159	96	376	229
Charitable donations		733	717	1,784	2,013
Other		2,576	2,314	6,631	7,913
Cash settled general and administrative		$5,751	$6,395	$18,466	$22,664
Equity settled stock based compensation (a non-cash expense)		1,419	1,988	4,760	6,204
Total general and administrative		$7,170	$8,383	$23,226	$28,868

SILVER WHEATON 2015 THIRD QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

7.	Other Expense (Income)

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2015	2014	2015	2014
Dividend income		$(23)	$(57)	$(103)	$(171)
Interest income		(14)	(31)	(105)	(76)
Stand-by fees	14	969	731	2,653	2,169
Foreign exchange gain		(421)	(282)	(885)	(416)
Amortization of credit facility origination fees - undrawn facilities	14	244	256	717	764
Write off of credit facility origination fees upon the repayment of the NRT Loan	14	-	-	1,315	-
Other		8	(1,218)	88	(1,162)
Total other expense (income)		$763	$(601)	$3,680	$1,108

Write Off of Debt Issue Costs upon the Repayment of the NRT Loan

As further explained in Note 14, on February 27, 2015, the Company repaid its non-revolving term loan and, as a result, expensed the remaining unamortized credit facility origination fees of $1.3 million on that date.

8.	Accounts Receivable

		September 30	December 31
(in thousands)	Note	2015	2014
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$1,447	$2,343
Other receivables		264	1,789
Total accounts receivable		$1,711	$4,132

SILVER WHEATON 2015 THIRD QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

9.	Long-Term Investments

	Sep 30, 2015	Three Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2015
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI		Realized Loss on Disposal
Bear Creek	$ 7,130	$ (2,759)	$ (9,106)	$ -
Revett	-	-	(1,401)	(11,870)
Other	10,425	(4,404)	(4,799)	(2,781)
Total common shares held	$ 17,555	$ (7,163)	$ (15,306)	$ (14,651)

	Sep 30, 2014	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2014
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$ 21,894	$ (15,379)	$ 3,686
Revett	5,895	449	2,069
Other	16,232	(9,087)	(2,535)
Total common shares held	$ 44,021	$ (24,017)	$ 3,220

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).  The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In June 2015, the Company disposed of its investment of 5.3 million common shares of Revett Minerals Inc. (“Revett”) after the successful acquisition of Revett by Hecla Mining Company (“Hecla”), resulting in a realized loss of $11.9 million.  The Company received 0.9 million common shares of Hecla as consideration for its disposal of Revett, and these shares have been reflected as a component of Other long-term investments in these financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

10.	Silver and Gold Interests

Nine Months Ended September 30, 2015
Cost				Accumulated Depletion & Impairment				Carrying Amount Sep 30, 2015
(in thousands)	Balance Jan 1, 2015	Additions	Balance Sep 30, 2015	Balance Jan 1, 2015	Depletion	Impairment	Balance Sep 30, 2015
Silver interests
San Dimas	$190,331	$-	$190,331	$(37,380)	$(4,552)	$-	$(41,932)	$148,399
Yauliyacu	285,292	-	285,292	(97,814)	(10,017)	-	(107,831)	177,461
Peñasquito	524,626	-	524,626	(73,481)	(14,362)	-	(87,843)	436,783
Barrick ¹	650,924	7,555	658,479	(45,596)	(5,807)	-	(51,403)	607,076
Other 2	692,159	-	692,159	(132,412)	(19,321)	(53,722)	(205,455)	486,704
	$2,343,332	$7,555	$2,350,887	$(386,683)	$(54,059)	$(53,722)	$(494,464)	$1,856,423
Gold interests
777	$354,459	$-	$354,459	$(110,546)	$(21,941)	(100,299)	(232,786)	$121,673
Sudbury 3	623,864	-	623,864	(40,002)	(22,909)	-	(62,911)	560,953
Salobo	1,330,311	900,057	2,230,368	(28,109)	(26,826)	-	(54,935)	2,175,433
Other 4	183,831	-	183,831	(22,192)	(4,885)	-	(27,077)	156,754
	$2,492,465	$900,057	$3,392,522	$(200,849)	$(76,561)	$(100,299)	$(377,709)	$3,014,813
	$4,835,797	$907,612	$5,743,409	$(587,532)	$(130,620)	$(154,021)	$(872,173)	$4,871,236

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON 2015 THIRD QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Year Ended December 31, 2014
Cost					Accumulated Depletion & Impairment				Carrying Amount Dec 31, 2014
(in thousands)	Balance Jan 1, 2014	Additions	Disposal	Balance Dec 31, 2014	Balance Jan 1, 2014	Depletion & Impairment	Disposal	Balance Dec 31, 2014
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(32,839)	$(4,541)	$-	$(37,380)	$152,951
Yauliyacu	285,292	-	-	285,292	(78,015)	(19,799)	-	(97,814)	187,478
Peñasquito	524,626	-	-	524,626	(52,337)	(21,144)	-	(73,481)	451,145
Barrick 1	641,155	9,769	-	650,924	(40,048)	(5,548)	-	(45,596)	605,328
Other 2, 3, 4, 5	690,182	129,636	(127,659)	692,159	(140,255)	(92,668)	100,511	(132,412)	559,747
	$2,331,586	$139,405	$(127,659)	$2,343,332	$(343,494)	$(143,700)	$100,511	$(386,683)	$1,956,649
Gold interests
777	$354,459	$-	$-	$354,459	$(74,433)	$(36,113)	$-	$(110,546)	$243,913
Sudbury 6	623,864	-	-	623,864	(14,410)	(25,592)	-	(40,002)	583,862
Salobo	1,330,311	-	-	1,330,311	(7,828)	(20,281)	-	(28,109)	1,302,202
Other 7	47,976	135,855	-	183,831	(19,547)	(2,645)	-	(22,192)	161,639
	$2,356,610	$135,855	$-	$2,492,465	$(116,218)	$(84,631)	$-	$(200,849)	$2,291,616
	$4,688,196	$275,260	$(127,659)	$4,835,797	$(459,712)	$(228,331)	$100,511	$(587,532)	$4,248,265

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Constancia, Loma de La Plata and Rosemont silver interests.
3)
As part of an agreement with I’M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.  The Company has reported this agreement as a disposal of the portion of the silver interest related to silver contained in copper concentrate.  The Aljustrel mine has been reflected as a component of Other silver interests in these financial statements.  The Company has not waived its rights to the silver contained in zinc concentrate at the Aljustrel mine.

4)
Silver Wheaton entered an agreement with Nyrstar Mining Ltd. resulting in the cancellation of the silver purchase agreement relating to the Campo Morado mine in Mexico in exchange for cash consideration of $25 million.  This amount due under the agreement, which was classified on the balance sheet at December 31, 2014 as a component of Other current assets, was received on January 30, 2015.

5)
On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement which provides for the termination of any claim Silver Wheaton may have against the Mineral Park mine.

6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
7)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON 2015 THIRD QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2015			December 31, 2014
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Silver interests
San Dimas	$21,287	$127,112	$148,399	$35,099	$117,852	$152,951
Yauliyacu	45,326	132,135	177,461	51,052	136,426	187,478
Peñasquito	257,069	179,714	436,783	260,082	191,063	451,145
Barrick 1, 2	12,119	594,957	607,076	11,681	593,647	605,328
Other 3	378,052	108,652	486,704	151,410	408,337	559,747
	$713,853	$1,142,570	$1,856,423	$509,324	$1,447,325	$1,956,649
Gold interests
777	$109,794	$11,879	$121,673	$200,935	$42,978	$243,913
Sudbury 4	407,533	153,420	560,953	474,330	109,532	583,862
Salobo	1,783,842	391,591	2,175,433	961,852	340,350	1,302,202
Other 5	149,006	7,748	156,754	18,131	143,508	161,639
	$2,450,175	$564,638	$3,014,813	$1,655,248	$636,368	$2,291,616
	$3,164,028	$1,707,208	$4,871,236	$2,164,572	$2,083,693	$4,248,265

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
5)	Comprised of the Minto, Constancia and Rosemont gold interests.

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in 2016) or the prevailing market price per ounce of gold delivered.

On March 2, 2015, the Company announced that it had agreed to amend its agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo processing facilities from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to its agreement in 2013 and brings the Company’s total entitlement to an amount equal to 50% of the life-of-mine gold production from the Salobo mine.  Under the terms of the amended agreement, Silver Wheaton has made a total upfront cash payment of $900 million for the additional 25% gold interest and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing in 2017) or the prevailing market price per ounce of gold delivered.  In addition, the terms of the existing gold stream on Salobo were modified so that the annual inflationary adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017.

During the second quarter of 2014, Vale completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

SILVER WHEATON 2015 THIRD QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

11.	Impairment of Silver and Gold Interests

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Impairment charges
Gold interests
777	$100,299	$-	$100,299	$-
Silver Interests
777	53,722	-	53,722	-
Mineral Park	-	37,060	-	37,060
Campo Morado	-	31,091	-	31,091
Total impairment charges	$154,021	$68,151	$154,021	$68,151

777

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. (“Hudbay”) to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  During the third quarter of 2015, the Company’s management was informed that as a result of an unsuccessful drilling program at 777, the management of Hudbay believes that the mine life for 777 is unlikely to be extended beyond 2020.   As a result, during the third quarter of 2015, the estimate of future production from 777 was reduced, with this reduction representing an indicator of impairment related to the 777 silver and gold interest.  At September 30, 2015, management estimated that the recoverable amount under the 777 silver and gold interest was $147.5 million, representing its fair value less cost to sell and resulting in an impairment charge of $154.0 million.  The recoverable amount of the 777 silver and gold interest was estimated based on a discounted cash flow model which calculated the net present value of expected future cash flows.  The nominal discount rate used in this model ranged from 7% to 12%, and the nominal silver and gold price used was $1,115 and $14.52, respectively for the current year, with a 2% annual inflationary factor thereafter.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Mineral Park

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States.  Silver Wheaton made an upfront cash payment of $42.0 million and, in addition, is to make ongoing payments of $3.90 per ounce of silver delivered, subject to an annual inflationary adjustment.   As at September 30, 2014, the Company had received approximately 2.1 million ounces of silver related to the Mineral Park mine under the agreement, generating cumulative operating cash flows of approximately $51.1 million. The Mineral Park silver interest is reflected as a component of Other silver interests in these financial statements.

On September 30, 2013 Mercator announced that, in light of the commodity price environment, capital market conditions and the challenges these pose for Mercator, Mercator’s board of directors had advanced and accelerated its ongoing process to review strategic alternatives.  On December 12, 2013, Mercator announced that they had entered a plan of arrangement with Intergeo MMC Ltd. (“Intergeo”) to combine and create a new copper-focused metals company, however this plan of arrangement was subsequently cancelled.  On August 26, 2014, Mercator disclosed that they had filed a Notice of Intention (“NOI”) under the Canadian Bankruptcy and Insolvency Act (“BIA”), with the NOI being the first stage of a restructuring process under the BIA.  On September 5, 2014, Mercator was deemed to have filed an assignment in bankruptcy.  In addition, on August 26, 2014, four of Mercator’s subsidiaries (including Mineral Park Inc. the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States and Mercator Minerals Barbados (Ltd.) was deemed bankrupt in early 2015. The bankruptcy of Mercator and its subsidiaries is an indicator of impairment related to the Mineral Park silver interest.

SILVER WHEATON 2015 THIRD QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders. Under the settlement agreement, a portion of the sale proceeds from the sale of the Mineral Park mine and assets is to be paid to Silver Wheaton and Silver Wheaton retains the right to proceed against Mercator, the Canadian parent company, as guarantor under the stream. In return for these agreements, the settlement provides for the termination of any claim Silver Wheaton may have against the Mineral Park mine. The total amount of any recoveries by Silver Wheaton under the settlement agreement and the ultimate outcome and recoveries from the bankruptcy proceedings are uncertain.

As a result, management has estimated that the value of the Mineral Park silver interest under both the Fair Value Approach and the Value-In-Use Approach is nominal.  Based on this conclusion, the Company has reported an impairment charge of $37.1 million during the third quarter of 2014, representing the carrying value of the Mineral Park silver interest at September 30, 2014.

Campo Morado

On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV (“Nyrstar”) on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico.  Silver Wheaton made an upfront cash payment of $79.3 million and, in addition, is to make ongoing payments of $3.90 per ounce of silver delivered, subject to an annual inflationary adjustment.

As per Nyrstar's July 24, 2014 news release, there has been a continuing reduction of ore grades at Campo Morado as the G9 orebody nears exhaustion and the mine begins treating the remaining ore bodies, which have lower overall grades than G9.  As a result, during the third quarter of 2014, the estimate of future production from Campo Morado was reduced, with this reduction representing an indicator of impairment related to the Campo Morado silver interest.  At September 30, 2014, management estimated that the recoverable amount under the Campo Morado silver interest was $25 million, representing its fair value less cost to sell and resulting in an impairment charge of $31.1 million which was recorded in the third quarter of 2014.  The recoverable amount of the Campo Morado silver interest was estimated based on a discounted cash flow model which calculated the net present value of expected future cash flows.  The nominal discount rate used in this model was 12%, and the nominal silver price used was $17 for the current year, with a 2% annual inflationary factor thereafter.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

On December 31, 2014 the Company reached an agreement with Nyrstar resulting in the cancellation of the silver purchase agreement relating to Campo Morado in exchange for cash consideration of $25 million payable on or before January 31, 2015.  This amount due under the agreement was received on January 30, 2015.  As part of this agreement, Silver Wheaton is entitled to 75% of the silver contained in concentrate produced at the Campo Morado mine on or prior to December 31, 2014, and will be granted a five year right of first refusal on any silver streaming or royalty transaction in relation to any Nyrstar group property, globally.

12.	Early Deposit – Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of gold equal to 10% of the gold production from its Toroparu project (“Toroparu”) located in the Republic of Guyana, South America.  Under the Early Deposit Agreement, Silver Wheaton was to pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.

On April 22, 2015, the Company amended its Early Deposit Agreement to include the acquisition of an amount equal to 50% of the silver production from Toroparu.  Silver Wheaton will make a total upfront cash payment of $5 million in connection with this amendment, of which $1.5 million has been paid to date, $0.5 million will be paid in one final installment during the remainder of 2015, subject to the satisfaction of certain conditions, and $3 million will be payable on an installment basis to partially fund construction of the mine.  In addition, Silver Wheaton will make ongoing payments of the lesser of $3.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year of production) or the prevailing market price per ounce of silver delivered.  As a result of the addition of the silver stream to the Early Deposit Agreement, Silver Wheaton will now pay Sandspring total consideration of $153.5 million.

SILVER WHEATON 2015 THIRD QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Under the amended Early Deposit Agreement, the due date for the feasibility study, environmental study and impact assessment and other related documents (collectively the “Feasibility Documentation”) was extended to December 31, 2016. There will be a 60 day period following the delivery of a Feasibility Documentation, or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the Early Deposit Agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

13.	Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million.  Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

SILVER WHEATON 2015 THIRD QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

14.	Bank Debt

	September 30, 2015
(in thousands)	NRT Loan 1	Revolving Facility 2	Total
Current portion	$-	$-	$-
Long-term portion	-	647,000	647,000
Gross bank debt outstanding³	$-	$647,000	$647,000
Three months ended September 30, 2015:
Interest capitalized during the period	$-	$2,529	$2,529
Interest expensed during the period	-	428	428
Total interest incurred during the period	$-	$2,957	$2,957
Effective interest rate	n/a	1.71%	1.71%
Nine months ended September 30, 2015:
Interest capitalized during the period	$1,533	$6,021	$7,554
Interest expensed during the period	1,332	1,394	2,726
Total interest incurred during the period	$2,865 4	$7,415	$10,280
Effective interest rate	1.72%	1.75%	1.74%

1)	The NRT Loan was fully repaid on February 27, 2015.
2)	The Company incurred stand-by fees of $1.0 million and $2.7 million related to the undrawn portion of the Revolving Facility during the three and nine months ended September 30, 2015, respectively.
3)	There is $6.4 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as an asset under the classification Other.
4)
Interest costs incurred under the NRT Loan and the Revolving Facility during the three and nine months ended September 30, 2015 includes the amortization of debt issue costs in the amount of $124,000 and $469,000, respectively.

SILVER WHEATON 2015 THIRD QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

	December 31, 2014
(in thousands)	NRT Loan	Revolving Facility1	Total
Current portion	$-	$-	$-
Long-term portion	1,000,000	-	1,000,000
Gross bank debt outstanding	$1,000,000	$-	$1,000,000
Less: unamortized debt issue costs²	(1,482)	-	(1,482)
Net bank debt outstanding	$998,518	$-	$998,518
Three months ended September 30, 2014:
Interest capitalized during the period	$3,780	$-	$3,780
Interest expensed during the period	583	-	583
Total interest incurred during the period	$4,363 3	$-	$4,363
Effective interest rate	1.71%	n/a	1.71%
Nine months ended September 30, 2014:
Interest capitalized during the period	$10,628	$-	$10,628
Interest expensed during the period	2,283	-	2,283
Total interest incurred during the period	$12,911 3	$-	$12,911
Effective interest rate	1.70%	n/a	1.70%

1)	The Company incurred stand-by fees of $0.7 million and $2.2 million related to the undrawn portion of the Revolving Facility during the three and nine months ended September 30, 2014, respectively.
2)
In addition to the $1.5 million unamortized debt issue costs associated with the NRT Loan, there was $3.2 million unamortized debt issue costs at December 31, 2014 associated with the Revolving Facility which have been recorded as an asset under the classification Other.

3)	Interest costs incurred under the NRT Loan during the three and nine months ended September 30, 2014 includes the amortization of debt issue costs in the amount of $265,000 and $738,000, respectively.

On February 27, 2015, the Company amended its Revolving Facility by increasing the available credit from $1 billion to $2 billion and extending the term by 2 years, with the facility now maturing on February 27, 2020.  As part of the amendment, the financial covenants were amended to require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1.  These covenants replaced the previously applicable leverage ratio and tangible net worth covenants.

On February 27, 2015, the Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated that loan.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

The Company is in compliance with the debt covenants described above.

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

SILVER WHEATON 2015 THIRD QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

The required principal payments under the Revolving Facility over the remaining terms are as follows:

Fiscal Year	Revolving Facility

2015	$-
2016	-
2017	-
2018	-
2019	-
Thereafter	647,000
$647,000

15.	Issued Capital

	Note	September 30	December 31
(US dollars in thousands)		2015	2014
Issued capital
Share capital issued and outstanding: 404,474,025 common shares (December 31, 2014: 364,777,928 common shares)	15.1	$2,818,033	$2,037,923

SILVER WHEATON 2015 THIRD QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

15.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at September 30, 2015, the Company had no preference shares outstanding.

On September 18, 2015 the Company announced it had received TSX approval to purchase up to 20,229,671 common shares (representing 5% of the Company's 404,593,425 total issued and outstanding common shares as of September 11, 2015) over a period of twelve months commencing on September 23, 2015. The normal course issuer bid (“NCIB”) will expire no later than September 22, 2016.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2014 to September 30, 2015 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2014	357,396,778
Share purchase options exercised 1	361,464	Cdn$11.12
Dividend reinvestment plan ²	262,372	US$20.06
Restricted share units released 1	22,088	$0.00
At June 30, 2014	358,042,702
Shares issued 3	6,112,282	US$22.09
Share purchase options exercised 1	50,000	Cdn$15.89
Dividend reinvestment plan 2	150,350	US$23.69
At September 30, 2014	364,355,334
Share purchase options exercised 1	188,698	Cdn$15.90
Dividend reinvestment plan 2	233,896	US$20.54
At December 31, 2014	364,777,928
Shares issued 4	38,930,000	US$20.55
Share purchase options exercised 1	229,000	Cdn$15.89
Restricted share units released 1	32,287	$0.00
Dividend reinvestment plan ²	322,031	US$18.51
At June 30, 2015	404,291,246
Shares cancelled 5	(131,825)	US$11.10
Dividend reinvestment plan 2	314,604	US$11.60
At September 30, 2015	404,474,025

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares.  The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

3)
The Company issued 6,112,282 common shares at an average price of $22.09 per share in satisfaction of the $135 million upfront cash payment to Hudbay Minerals Inc. for the Constancia gold interest, which was due once capital expenditures of $1.35 billion had been incurred at Constancia.

4)
In connection with the amended Salobo precious metal purchase agreement (Note 10), the Company raised gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share.

5)
Includes 119,400 common shares purchased and cancelled in accordance with the NCIB in addition to 12,425 common shares which were cancelled in accordance with the terms of the May 21, 2009 acquisition of Silverstone Resources Corp.  Subsequent to September 30, 2015, the Company purchased an additional 645,389 shares under the NCIB at an average price of $11.86 per share.

15.2.	Dividends Declared

During the three months ended September 30, 2015, the Company declared and paid dividends to its shareholders in the amount of $0.05 per common share for total dividends of $20.2 million, with the payment being comprised of $16.6 million in cash and $3.7 million in common shares issued, with the Company issuing 314,604 common shares under the Company’s dividend reinvestment plan (nine months - $0.15 per common share for total dividends of $60.6 million, with the payment being comprised of $51.0 million in cash and $9.6 million in common shares issued, with the Company issuing 636,635 common shares under the Company’s dividend reinvestment plan).

SILVER WHEATON 2015 THIRD QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

During the three months ended September 30, 2014, the Company declared and paid dividends to its shareholders in the amount of $0.06 per common share for total dividends of $21.5 million, with the payment being comprised of $17.9 million in cash and $3.6 million in common shares issued, with the Company issuing 150,350 common shares under the Company’s dividend reinvestment plan (nine months - $0.20 per common share for total dividends of $71.5 million, with the payment being comprised of $62.7 million in cash and $8.8 million in common shares issued, with the Company issuing 412,722 common shares under the Company’s dividend reinvestment plan).

As at September 30, 2015, cumulative dividends of $501.5 million have been declared by the Company.

16.	Reserves

	Note	September 30	December 31
(in thousands)		2015	2014
Reserves
Share purchase warrants	16.1	$53,717	$53,717
Share purchase options	16.2	27,089	24,214
Restricted share units	16.3	3,110	3,307
Long-term investment revaluation reserve, net of tax	16.4	(110,734)	(110,079)
Total reserves		$(26,818)	$(28,841)

16.1.	Share Purchase Warrants

A continuity schedule of the Company’s share purchase warrants (“warrants”) from January 1, 2014 to September 30, 2015 is presented below:

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At December 31, 2014 and September 30, 2015	10,000,000	$ 65.00	1.00	$53,717

In connection with the Company’s acquisition of the Sudbury gold interest, on February 28, 2013, the Company issued to Vale warrants to purchase 10 million common shares of Silver Wheaton at an exercise price of $65 per warrant.  The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company’s common shares.

16.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

SILVER WHEATON 2015 THIRD QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Black-Scholes weighted average assumptions
Grant date share price and exercise price	n/a	Cdn$27.33	Cdn$25.48	Cdn$26.09
Expected dividend yield	n/a	1.17%	1.06%	1.18%
Expected volatility	n/a	40%	35%	40%
Risk-free interest rate	n/a	1.10%	0.44%	1.15%
Expected option life, in years	n/a	2.5	2.5	2.5
Weighted average fair value per option granted	n/a	Cdn$6.53	Cdn$5.23	Cdn$6.25

A continuity schedule of the Company’s share purchase options reserve from January 1, 2014 to September 30, 2015 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2014	$ 19,443
Recognition of fair value of share purchase options issued	3,712
Share purchase options exercised	(1,147)
At June 30, 2014	$ 22,008
Recognition of fair value of share purchase options issued	1,739
Share purchase options exercised	(271)
At September 30, 2014	$ 23,476
Recognition of fair value of share purchase options issued	1,748
Share purchase options exercised	(1,010)
At December 31, 2014	$ 24,214
Recognition of fair value of share purchase options issued	2,903
Share purchase options exercised	(1,240)
At June 30, 2015	$ 25,877
Recognition of fair value of share purchase options issued	1,212
At September 30, 2015	$ 27,089

During the three months ended September 30, 2015, no share purchase options were issued by the Company (nine months - 1,012,700 share purchase options with a weighted average exercise price of Cdn$25.48 per option and a fair value of $4.2 million, or Cdn$5.23 per option).  For the comparable period in 2014, the Company issued 17,000 share purchase options with a weighted average exercise price of Cdn$27.33 and a fair value of $0.1 million or Cdn$6.53 per option (nine months - 1,115,000 share purchase options with a weighted average exercise price of Cdn$26.09 per option and a fair value of $6.2 million, or Cdn$6.25 per option).

SILVER WHEATON 2015 THIRD QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Equity settled stock based compensation expense during the three and nine months ended September 30, 2015 included the recognition of $1.2 million and $4.1 million, respectively, of the fair value of the share purchase options issued, compared to $1.7 million and $5.4 million during the comparable periods in 2014.

At September 30, 2015, there were 4,285,300 share purchase options outstanding with a weighted average exercise price of Cdn$28.23 per option.  For the comparable period in 2014, there were 3,690,298 share purchase options outstanding with a weighted average exercise price of Cdn$28.33 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2014 to September 30, 2015 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2014	3,029,762	Cdn$27.28
Granted (fair value - $6.1 million or Cdn$6.24 per option)	1,098,000	26.07
Exercised	(361,464)	11.12
Forfeited	(43,000)	33.85
At June 30, 2014	3,723,298	Cdn$28.28
Granted (fair value - $0.1 million or Cdn$6.53 per option)	17,000	27.29
Exercised	(50,000)	15.89
At September 30, 2014	3,690,298	Cdn$28.33
Exercised	(188,698)	15.90
At December 31, 2014	3,501,600	Cdn$28.93
Granted (fair value - $4.2 million or Cdn$5.23 per option)	1,012,700	25.48
Exercised	(229,000)	15.89
At September 30, 2015	4,285,300	Cdn$28.23

As it relates to share purchase options, during the nine months ended September 30, 2015, the weighted average share price at the time of exercise was Cdn$24.61 per share, with all exercises taking place during the three months ended March 31, 2015.  During the three and nine months ended September 30, 2014, the weighted average share price at the time of exercise was Cdn$26.97 per share and Cdn$24.29 per share, respectively.

16.3.	Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

SILVER WHEATON 2015 THIRD QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

A continuity schedule of the Company’s restricted share units reserve from January 1, 2014 to September 30, 2015 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2014	$ 2,833
Recognition of fair value of RSUs issued	504
Restricted share units released	(521)
At June 30, 2014	$ 2,816
Recognition of fair value of RSUs issued	249
At September 30, 2014	$ 3,065
Recognition of fair value of RSUs issued	242
At December 31, 2014	$ 3,307
Recognition of fair value of RSUs issued	438
Restricted share units released	(842)
At June 30, 2015	$ 2,903
Recognition of fair value of RSUs issued	207
At September 30, 2015	$ 3,110

During the three months ended September 30, 2015, no RSUs were issued by the Company (nine months - 38,000 RSUs with a fair value of $0.8 million or Cdn$25.48 per RSU).  For the same period in 2014, no RSUs were issued by the Company (nine months - 38,000 RSUs with a fair value of $0.9 million or Cdn$26.07 per RSU).

Equity settled stock based compensation expense during the three and nine months ended September 30, 2015 included the recognition of $0.2 million and $0.7 million, respectively, of the fair value of RSUs issued, compared to $0.3 million and $0.8 million during the comparable periods in 2014.

As of September 30, 2015, there were 170,317 RSUs outstanding. For the comparable period in 2014, there were 164,604 RSUs outstanding.

16.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 9) are held for long-term strategic purposes and not for trading purposes.  Upon the application of IFRS 9, Financial Instruments (2009), the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON 2015 THIRD QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2014 to September 30, 2015 is presented below:

	Change in Fair Value due to:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2014	$(123,744)	$21,594	$539	$(101,611)
Unrealized loss on LTIs 1	26,834	402	-	27,236
Reallocate reserve to retained earnings	-	-	(539)	(539)
At June 30, 2014	$(96,910)	$21,996	$-	$(74,914)
Unrealized loss on LTIs 1	(21,823)	(2,193)	-	(24,016)
At September 30, 2014	$(118,733)	$19,803	$-	$(98,930)
Unrealized loss on LTIs 1	(9,995)	(1,154)	-	(11,149)
At December 31, 2014	$(128,728)	$18,649	$-	$(110,079)
Unrealized loss on LTIs 1	(6,220)	(1,924)	-	(8,144)
Reallocate reserve to retained earnings upon disposal of LTIs 1	16,783	(2,132)	-	14,651
At June 30, 2015	$(118,165)	$14,593	$-	$(103,572)
Unrealized loss on LTIs 1	(6,042)	(1,120)	-	(7,162)
At September 30, 2015	$(124,207)	$13,473	$-	$(110,734)

1)	LTIs refers to long-term investments in common shares held.

17.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 16.2), restricted share units (Note 16.3) and performance share units (Note 17.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

17.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended September 30, 2015, the Company did not issue any PSUs (nine months - 216,200 PSUs).  For the comparable period of 2014, the Company issued 3,500 PSUs (nine months - 270,750 PSUs).

General and administrative expense during the three months ended September 30, 2015 included a $0.4 million cost recovery (nine months - $1.0 million accrual) related to the anticipated fair value of the PSUs issued using a performance factor ranging from 100% to 135%, compared to a $47,500 accrual (nine months - $2.5 million) during the comparable period in 2014 using a performance factor ranging from 85% to 144%.

SILVER WHEATON 2015 THIRD QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2014 to September 30, 2015 is presented below:

Number of PSUs outstanding
At January 1, 2014	276,912
Granted	267,250
Dividend equivalent participation	3,154
Paid	(38,494)
Forfeited	(3,050)
At June 30, 2014	505,772
Granted	3,500
Dividend equivalent participation	1,204
At September 30, 2014	510,476
Dividend equivalent participation	1,475
At December 31, 2014	511,951
Granted	216,200
Dividend equivalent participation	3,404
Paid	(69,250)
At June 30, 2015	662,305
Dividend equivalent participation	2,598
Paid	(4,161)
At September 30, 2015	660,742

18.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Basic weighted average number of shares outstanding	404,370	358,366	393,084	357,763
Effect of dilutive securities
Share purchase options	-	231	21	286
Share purchase warrants	-	-	-	-
Restricted share units	170	165	169	160
Diluted weighted average number of shares outstanding	404,540	358,762	393,274	358,209

SILVER WHEATON 2015 THIRD QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$17.06 (nine months - Cdn$22.35), compared to Cdn$27.08 (nine months - Cdn$25.83) for the comparable period in 2014.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Share purchase options	4,285	2,078	4,285	3,246
Share purchase warrants	10,000	10,000	10,000	10,000
Total	14,285	12,078	14,285	13,246

19.	Supplemental Cash Flow Information

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Change in non-cash working capital
Accounts receivable	$523	$6,108	$2,420	$2,817
Accounts payable and accrued liabilities	(578)	(4,376)	(438)	(6,504)
Other	268	293	(187)	(673)
Total change in non-cash working capital	$213	$2,025	$1,795	$(4,360)

	September 30	December 31
(in thousands)	2015	2014
Cash and cash equivalents comprised of:
Cash	$80,512	$118,832
Cash equivalents	-	189,266
Total cash and cash equivalents	$80,512	$308,098

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

SILVER WHEATON 2015 THIRD QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

20.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Current income tax expense related to foreign jurisdictions	$61	$49	$148	$160
Deferred income tax (recovery) expense related to:
Origination and reversal of temporary differences	$(8,743)	$548	$(8,686)	$(399)
Write down (reversal of write down) of previously recognized temporary differences	3,520	-	6,269	-
Total deferred income tax (recovery) expense	$(5,223)	$548	$(2,417)	$(399)
Income tax (recovery) expense recognized in net earnings	$(5,162)	$597	$(2,269)	$(239)

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$2,525	$548	$(1,085)	$(399)
Write down (reversal of write down) of previously recognized temporary differences	2,713	-	2,713	-
Deferred income tax expense (recovery) recognized in equity	$5,238	$548	$1,628	$(399)

SILVER WHEATON 2015 THIRD QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Earnings before income taxes	$(101,087)	$5,093	$4,951	$147,556
Canadian federal and provincial income tax rates	26.00%	26.00%	26.00%	26.00%
Income tax expense based on above rates	$(26,283)	$1,324	$1,287	$38,365
Non-deductible stock based compensation and other	188	577	1,494	1,917
Differences in tax rates in foreign jurisdictions	(14,801)	(1,304)	(45,635)	(40,521)
Current period unrecognized temporary differences	32,214	-	34,316	-
Write down (reversal of write down) of previously recognized temporary differences	3,520	-	6,269	-
Income tax (recovery) expense	$(5,162)	$597	$(2,269)	$(239)

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiary Silver Wheaton (Caymans) Ltd., which operates in the Cayman Islands and is not subject to income tax.  Refer to Note 21 for more information.

The recognized deferred income tax assets and liabilities are offset on the balance sheet.  The movement in deferred income tax assets and liabilities for the nine months ended September 30, 2015 and the year ended December 31, 2014 is shown below:

	Nine Months Ended September 30, 2015
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$14,069	$(3,403)	$(2,713)	$7,953
Financing fees	1,422	(1,326)	1,085	1,181
Other	2,111	(1,906)	-	205
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	(84)
Silver and gold interests	(18,348)	9,093	-	(9,255)
Other	(112)	(41)	-	(153)
Total	$(942)	$2,417	$(1,628)	$(153)

SILVER WHEATON 2015 THIRD QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

	Year Ended December 31, 2014
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$12,437	$1,632	$-	$14,069
Financing fees	1,725	(303)	-	1,422
Other	1,333	778	-	2,111
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	(84)
Silver and gold interests	(17,547)	(801)	-	(18,348)
Other	(55)	(57)	-	(112)
Total	$(2,191)	$1,249	$-	$(942)

Deferred income tax assets in Canada not recognized are shown below:

	September 30	December 31
	2015	2014
Non-capital losses	$9,948	$-
Financing fees	6,977	-
Silver and gold interests	31,751	-
Other	1,661	-
Capital losses	11,033	8,947
Unrealized losses on long-term investments	15,032	15,129
Total	$76,402	$24,076

SILVER WHEATON 2015 THIRD QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

21.	Commitments and Contingencies1

The following table summarizes the Company’s commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	0%	$4.24	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	0%	$4.20	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.07	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.96 ⁶	$404 ⁶	Life of Mine	8-Aug-12
Salobo	0%	50%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	8.5 years	8-Sep-09
Other
Los Filos	100%	0%	$4.24	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.25	n/a	Life of Mine	8-Dec-04
Stratoni	100% 9	0%	$4.14	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 10	$4.06	$312	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.24	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.14	n/a	50 years	5-Jun-07
Aljustrel	100% 11	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 12	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a 13
Constancia	100%	50% 14	$5.90⁶	$400 6	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50% 15	10% 15	$3.90	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2015, representing the nine year anniversary, was 19.7 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia mine, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	As per Barrick’s disclosure, closure activities were initiated at Pierina in August 2013.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

10)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015.

13)	Terms of the agreement not yet finalized.
14)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
15)
During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2015	2016 - 2018	2019 - 2020	After 2020	Sub-Total		Total
Bank debt 1	$-	$-	$647,000	$-	$647,000	$-	$647,000
Interest 2	2,881	46,008	23,682	-	72,571	-	72,571
Silver and gold interest payments 3
Rosemont 4	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	500	-	-	-	500	138,000	138,500
Operating leases	375	3,915	2,266	3,686	10,242	-	10,242
Total contractual obligations	$3,756	$49,923	$672,948	$3,686	$730,313	$401,550	$1,131,863

1)	At September 30, 2015, the Company had $647 million outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American Silver Corp. (“Pan American”) into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

During the second quarter of 2014, Vale completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $138.5 million, with $0.5 million to be paid in a single installment during the remainder of 2015, subject to the satisfaction of certain conditions, and $138 million to be payable on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

SILVER WHEATON 2015 THIRD QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Antamina

In connection with the Antamina precious metal purchase agreement, the Company is committed to pay Glencore a total upfront cash payment of $900 million, payable on the closing date.

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at November 3, 2015, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

CRA Audit of the Company’s International Transactions Covering the 2005 to 2010 Taxation Years

On July 6, 2015, the Company announced that it had received a proposal letter (the “Proposal”) from the CRA in which the CRA was proposing to reassess Silver Wheaton under the transfer pricing provisions contained in the Income Tax Act (Canada) (the “Act”). Subsequent to the issuance of the Proposal, on September 24, 2015, the Company announced that it had received Notices of Reassessment (the “Reassessments”) from the CRA for the 2005 to 2010 taxation years (the “Relevant Taxations Years”).  The Reassessments are consistent with the Proposal and seek to increase the Company’s income subject to tax in Canada for the Relevant Taxation Years by approximately Cdn$715.3 million which would result in federal and provincial tax of approximately Cdn$201.3 million.  In addition, the CRA is seeking to impose transfer pricing penalties of approximately Cdn$71.5 million and interest and other penalties of Cdn$80.6 million for the Relevant Taxation Years. Total tax, interest and penalties sought by the CRA for the Relevant Taxation Years is Cdn$353.4 million.

The CRA's position in the Reassessments is that the transfer pricing provisions of the Act relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company’s foreign subsidiaries.

Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.  Subsequent to September 30, 2015, Silver Wheaton filed a notice of objection for each of the Relevant Taxation Years.  The Company will be required to make a deposit of Cdn$176.7 million representing 50% of the reassessed amounts of tax, interest and penalties. Silver Wheaton will seek to post security in the form of a letter of credit for this amount as opposed to a cash deposit. Cash that has been deposited in respect of a reassessment will be refunded, plus interest, if the Company is ultimately successful in challenging that reassessment.  The notices of objection will be reviewed by the CRA's Appeals Division. Silver Wheaton also has the right to appeal directly to the Tax Court of Canada once at least 91 days have elapsed since the filing of any notice of objection.  The timing for the CRA appeals process and/or court process is uncertain.

1
The assessment by management of the expected impact of the Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Reassessments are based on the expectation that the Company will be successful in challenging the Reassessments by CRA. Statements in respect of the Reassessments are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

In the opinion of management, the Company’s cash and cash equivalents at September 30, 2015, together with the liquidity provided by the credit available under the $2 billion Revolving Facility and ongoing operating cashflows, positions the Company well to make such payments, if required.

The Company’s international transactions for taxation years subsequent to 2010 are not under audit, however they remain open to audit by the CRA.  There is a risk that the CRA may take similar positions in those years as they have done in the Proposal and that such positions will result in the issuance of notices of reassessment for material amounts.  However, it is important to note that the Company remains confident in its structure and tax filing positions and intends to vigorously defend such positions.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2015 dated November 3, 2015 for material risks, assumptions and important disclosure associated with this information.

U.S. Shareholder Class Actions

After receipt of the Proposal, during July 2015, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the “Complaints”).  The Complaints are entitled Masilionis v. Silver Wheaton Corp. et al. and Klein v. Silver Wheaton Corp. et al.  The Complaints both name as defendants the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”).

The Complaints allege, among other things, that the Defendants violated the Securities Exchange Act of 1934 between March 30, 2011 and July 6, 2015, by making materially false and misleading statements about Silver Wheaton's business, operations, prospects and performance and failing to disclose material adverse facts.  The Complaints allege that (i) the Company's financial statements contained errors concerning income tax owed from the income generated by its foreign subsidiaries; (ii) the Company lacked adequate internal controls over its financial reporting; and (iii) as a result of the foregoing, Silver Wheaton’s financial statements were materially false and misleading.

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Defendants and a lead plaintiff was selected.

The Plaintiff intends to file a consolidated amended complaint and the Defendants will file a motion to dismiss. Silver Wheaton believes the allegations are without merit and intends to vigorously defend against this matter.  No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2015 for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 THIRD QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

22.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2015
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$30,429	$8,492	$1,770	$20,167	$21,937	$148,399
Yauliyacu	6,304	1,798	2,753	1,753	4,507	177,461
Peñasquito	31,052	8,355	5,843	16,854	22,697	436,783
Barrick 1	7,674	2,004	1,663	4,007	5,939	607,076
Other 2	23,467	7,351	7,491	8,625	16,111	486,704
	$98,926	$28,000	$19,520	$51,406	$71,191	$1,856,423
Gold
777	$11,947	$4,242	$8,680	$(975)	$5,991	$121,673
Sudbury 3	7,480	2,669	5,616	(805)	4,811	560,953
Salobo	24,742	8,783	9,216	6,743	15,959	2,175,433
Other 4	10,156	3,014	2,216	4,926	7,145	156,754
	$54,325	$18,708	$25,728	$9,889	$33,906	$3,014,813
Total silver and gold interests	$153,251	$46,708	$45,248	$61,295	$105,097	$4,871,236
Corporate
General and administrative				$(7,170)
Impairment charge 5				(154,021)
Other				3,971
Total corporate				$(157,220)	$(5,550)	$137,941
Consolidated	$153,251	$46,708	$45,248	$(95,925)	$99,547	$5,009,177

1)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
2)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Rosemont and Loma de La Plata silver interests.

3)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
4)	Comprised of the operating Minto and Constancia gold interests and the non-operating Rosemont gold interest.
5)
During the three months ended September 30, 2015, the Company recognized a total impairment charge of $154.0 million related to its 777 gold interest ($100.3 million) and its 777 silver interest ($53.7 million).  The 777 silver interest is reflected as a component of Other silver interests in these financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Three Months Ended September 30, 2014
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$23,142	$5,439	$1,056	$16,647	$17,703	$154,218
Yauliyacu	27,766	5,712	8,134	13,920	22,054	191,985
Peñasquito	31,336	6,731	4,949	19,656	24,605	456,030
Barrick 2	7,210	1,472	1,231	4,507	4,120	605,044
Other 3	30,081	6,858	7,110	16,113	24,755	587,819
	$119,535	$26,212	$22,480	$70,843	$93,237	$1,995,096
Gold
777	$19,356	$6,115	$12,576	$665	$13,241	$251,086
Sudbury 4	6,985	2,226	4,684	75	4,759	593,329
Salobo	8,980	2,872	3,316	2,792	6,108	1,308,792
Other 5	10,996	2,684	1,078	7,234	8,767	161,436
	$46,317	$13,897	$21,654	$10,766	$32,875	$2,314,643
Total silver and gold interests	$165,852	$40,109	$44,134	$81,609	$126,112	$4,309,739
Corporate
General and administrative				$(8,383)
Impairment charge 6				(68,151)
Other				(579)
Total corporate				$(77,113)	$(5,733)	$308,392
Consolidated	$165,852	$40,109	$44,134	$4,496	$120,379	$4,618,131

1)
Results for San Dimas include 125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Aljustrel silver interests; the non-operating Rosemont, Keno Hill, Loma de La Plata and Constancia silver interests; and the previously owned Mineral Park and Campo Morado silver interests.

4)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
5)	Comprised of the operating Minto gold interest and the non-operating Rosemont and Constancia gold interests.
6)
During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its previously owned Mineral Park and Campo Morado silver interests.  These silver interests are reflected as a component of Other silver interests in these financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Nine Months Ended September 30, 2015
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$83,244	$21,788	$4,552	$56,904	$61,457	$148,399
Yauliyacu	24,890	6,527	10,017	8,346	18,363	177,461
Peñasquito	81,958	20,536	14,362	47,060	61,421	436,783
Barrick 1	28,872	6,999	5,807	16,066	22,293	607,076
Other 2	67,527	19,327	19,321	28,879	48,689	486,704
	$286,491	$75,177	$54,059	$157,255	$212,223	$1,856,423
Gold
777	$31,127	$10,690	$21,941	$(1,504)	$20,095	$121,673
Sudbury 3	32,236	10,890	22,909	(1,563)	20,908	560,953
Salobo	75,198	25,563	26,826	22,809	49,635	2,175,433
Other 4	23,139	6,647	4,885	11,607	16,411	156,754
	$161,700	$53,790	$76,561	$31,349	$107,049	$3,014,813
Total silver and gold interests	$448,191	$128,967	$130,620	$188,604	$319,272	$4,871,236
Corporate
General and administrative				$(23,226)
Impairment charge 5				(154,021)
Other				(4,137)
Total corporate				$(181,384)	$(21,302)	$137,941
Consolidated	$448,191	$128,967	$130,620	$7,220	$297,970	$5,009,177

1)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
2)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Rosemont and Loma de La Plata silver interests.

3)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
4)	Comprised of the operating Minto and Constancia gold interests and the non-operating Rosemont gold interest.
5)
During the three months ended September 30, 2015, the Company recognized a total impairment charge of $154.0 million related to its 777 gold interest ($100.3 million) and 777 silver interest ($53.7 million).  The 777 silver interest is reflected as a component of Other silver interests in these financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Nine Months Ended September 30, 2014
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$78,524	$16,795	$3,274	$58,455	$61,729	$154,218
Yauliyacu	52,116	10,693	15,292	26,131	41,423	191,985
Peñasquito	107,264	22,110	16,259	68,895	85,154	456,030
Barrick 2	20,470	4,014	3,358	13,098	14,465	605,044
Other 3	91,445	19,909	20,142	51,394	73,231	587,819
	$349,819	$73,521	$58,325	$217,973	$276,002	$1,995,096
Gold
777	$45,016	$14,072	$28,940	$2,004	$30,945	$251,086
Sudbury 4	24,489	7,665	16,125	699	16,824	593,329
Salobo	37,838	11,856	13,691	12,291	25,982	1,308,792
Other 5	22,639	5,451	2,189	14,999	16,994	161,436
	$129,982	$39,044	$60,945	$29,993	$90,745	$2,314,643
Total silver and gold interests	$479,801	$112,565	$119,270	$247,966	$366,747	$4,309,739
Corporate
General and administrative				$(28,868)
Impairment charge 6				(68,151)
Other				(3,152)
Total corporate				$(100,171)	$(28,994)	$308,392
Consolidated	$479,801	$112,565	$119,270	$147,795	$337,753	$4,618,131

1)
Results for San Dimas include 875,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Aljustrel silver interests; the non-operating Rosemont, Keno Hill, Loma de La Plata and Constancia silver interests; and the previously owned Mineral Park and Campo Morado silver interests.

4)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
5)	Comprised of the operating Minto gold interest and the non-operating Rosemont and Constancia gold interests.
6)
During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its previously owned Mineral Park and Campo Morado silver interests.  These silver interests are reflected as a component of Other silver interests in these financial statements.

SILVER WHEATON 2015 THIRD QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

Sales			Carrying Amount at September 30, 2015
(in thousands)	Three Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2015	Silver Interests	Gold Interests
North America
Canada	$28,628	$84,404	$73,891	$705,678
United States	-	-	433	-
Mexico	66,367	180,040	594,132	-
Europe
Greece	1,727	7,964	22,935	-
Portugal	1,366	7,382	25,626	-
Sweden	8,314	32,512	46,078	-
South America
Argentina / Chile 1	3,775	15,155	614,190	-
Brazil	24,742	75,198	-	2,175,432
Peru	18,332	45,536	479,138	133,703
Consolidated	$153,251	$448,191	$1,856,423	$3,014,813
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON 2015 THIRD QUARTER REPORT [83]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2015 (US Dollars - Unaudited)

Sales			Carrying Amount At September 30, 2014
(in thousands)	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2014	Silver Interests	Gold Interests
North America
Canada	$41,321	$101,810	$133,175	$870,452
United States	1,674	3,354	433	-
Mexico	64,096	216,644	647,925	-
Europe
Greece	2,869	10,282	28,463	-
Portugal	3,127	11,362	26,723	-
Sweden	8,809	25,925	48,814	-
South America
Argentina / Chile 1	3,515	7,241	611,889	-
Brazil	8,980	37,838	-	1,308,792
Peru	31,461	65,345	497,674	135,399
Consolidated	$165,852	$479,801	$1,995,096	$2,314,643
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

23.	Subsequent Events

Declaration of Dividend

On November 3, 2015, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on November 18, 2015 and is expected to be distributed on or about December 01, 2015.  The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Acquisition of New Silver Interest

On November 3, 2015, the Company announced that it had agreed to enter into an agreement to acquire from Glencore an amount of silver equal to Glencore’s 33.75% of the Antamina silver production until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate for a total upfront cash payment of $900 million.  In addition, Silver Wheaton will make ongoing payments of 20% of spot price per silver ounce delivered under the contract.  Closing of the transaction is expected to occur prior to the end of November 2015 and is subject to the completion of certain corporate matters and customary conditions.

SILVER WHEATON 2015 THIRD QUARTER REPORT [84]

CORPORATE INFORMATION
CANADA – HEAD OFFICE
SILVER WHEATON CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
LAWRENCE BELL
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
EDUARDO LUNA
WADE NESMITH
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
CST Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T: 1 604 684 9648
TF: 1 800 380 8687
E: info@silverwheaton.com

Silver Wheaton® is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.

SILVER WHEATON CORP.

1021 WEST HASTINGS STREET, SUITE 3500,
VANCOUVER, BC V6E 0C3,
CANADA

T: 1 604 684 9648
F: 1 604 684 3123

WWW.SILVERWHEATON.COM